                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41834

      THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING ANY OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT Issued August 31, 2000 (Subject to Completion) (To Prospectus dated August 28, 2000)

                                3,699,788 Shares

[Cal Dive Logo]
          Cal Dive International, Inc.
                                  COMMON STOCK
                            ------------------------
COFLEXIP, OUR LARGEST SHAREHOLDER, IS OFFERING ALL OF ITS 3,699,788 SHARES OF CAL DIVE INTERNATIONAL, INC. COMMON STOCK. WE WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THESE SHARES.
                            ------------------------

OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CDIS." ON AUGUST 30, 2000, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $55 5/16 A SHARE.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                                      Underwriting    Proceeds to
                                                           Price to   Discounts and     Selling
                                                            Public     Commissions    Shareholder
                                                           --------   -------------   -----------
Per Share................................................     $             $              $
Total....................................................     $             $              $

Cal Dive and its Chairman, Owen Kratz, have granted the underwriters the right to purchase up to an additional 554,968 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
September   , 2000.
                            ------------------------

MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY
RAYMOND JAMES & ASSOCIATES, INC.                               SIMMONS & COMPANY
                                                        International

September  , 2000

                      [COMPUTER GENERATED IMAGE OF Q4000]

A sixth generation semi-submersible multi-service vessel (MSV) which is custom designed for construction tasks to 10,000 ft. of water. The vessel, now under construction, incorporates our latest technologies, including various patented features such as the absence of lower hull cross bracing.

                        [PICTURE OF CAL DIVE AKER DOVE]

The Cal Dive Aker Dove is a newbuild DP anchor handling vessel. She is 279 ft. long and provides upstream services in the high technology applications of pre-set moorings and suction pile anchoring for Deepwater rigs.

    [TOPOGRAPHICAL MAP OF GULF OF MEXICO SHOWING GUNNISON PROSPECT LOCATION]

Energy Resource Technology, Inc. (ERT) has taken a 20% working interest in Gunnison, a Deepwater prospect, in partnership with Kerr-McGee Oil & Gas Corporation. CDI believes that this is a first step towards a new industry model whereby both the oil company and service sectors can cooperate to achieve desired returns.

                      [PICTURE OF ERT OFFSHORE PERSONNEL]

ERT acquires and operates mature, non-core offshore oil and gas properties in the Gulf of Mexico. Since its inception in 1992, ERT has delivered a 25% average annual return on its invested capital.

                            [PICTURE OF WITCH QUEEN]

The Witch Queen is a 278 ft. dynamically positioned DSV that has saturation diving and ROV capabilities for subsea construction projects at any water depth. The vessel serves as the primary platform for laying coiled line pipe on the OCS.

                            [PICTURE OF UNCLE JOHN]

The Uncle John is a dynamically positioned 254 ft. semi-submersible, multi-purpose support vessel (MSV) with a uniquely designed derrick. The vessel is capable of providing well intervention services and supporting full field developments in the Deepwater Gulf of Mexico.

                           [PICTURE OF SEA SORCERESS]

The Sea Sorceress is a 374 ft. by 104 ft. double hull, double bottom vessel with a large deck capable of carrying 10,000 metric ton load. We expect to convert the vessel to DP-2 status which will expand her capabilities to perform construction and pipelay projects in both shallow and Deepwater.

             [BACKGROUND SHOWING COMPUTER GENERATED IMAGE OF Q4000]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Prospectus Summary...................   S-4
Risk Factors.........................   S-10
Special Note Regarding
  Forward-Looking Statements.........   S-13
Use of Proceeds......................   S-14
Common Stock Price Range.............   S-14
Dividend Policy......................   S-14
Capitalization.......................   S-15
Selected Financial Data..............   S-16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   S-18
The Industry.........................   S-26
Business.............................   S-28
Management...........................   S-43
Selling Shareholders.................   S-45
Underwriters.........................   S-46
Legal Matters........................   S-48
Experts..............................   S-48
Index to Financial Statements........   F-1

                                        PAGE
                                        ----
PROSPECTUS
About this Prospectus................   3
About Cal Dive.......................   3
Risk Factors.........................   4
Use of Proceeds......................   4
Description of Capital Stock.........   5
Selling Shareholders.................   8
Plan of Distribution.................   9
Legal Matters........................   10
Experts..............................   10
Where You Can Find More Information..   11
Incorporation of Certain Documents by
  Reference..........................   11

                            ------------------------

You should rely only on the information contained in this prospectus supplement. We and the selling shareholders have not authorized anyone to provide you with information different from that contained in this prospectus supplement. The selling shareholders and Cal Dive are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of common stock.

In this prospectus supplement, "Cal Dive," "we," "us," and "our" refer to Cal Dive International, Inc. and, unless otherwise stated, our subsidiaries.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus supplement.

                          CAL DIVE INTERNATIONAL, INC.

     We are an energy service company specializing in subsea construction. We operate in all water depths in the Gulf of Mexico, with services that cover the lifecycle of an offshore natural gas or oil field. We have a longstanding reputation for innovation in subsea construction techniques, equipment design and partnering with our customers. Our diversified fleet of 15 vessels performs services supporting drilling, well completion, construction and decommissioning projects involving pipelines, production platforms and risers and subsea production systems. We also acquire selected mature, non-core offshore natural gas and oil properties from operators and provide them with a cost effective alternative to the decommissioning process. Our customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

     As the activity in the Gulf continues to migrate into water depths greater than 1,000 feet (the "Deepwater"), the challenges of this environment require subsea contractors to develop new technologies. We are a leader in solving the challenges encountered in the Deepwater, with many of our projects using methods or technologies we developed. With five Deepwater-capable vessels, we have the most technically diverse fleet permanently deployed in the Gulf to meet our customers' Deepwater construction and maintenance needs. We also have established alliances with selected offshore service and equipment providers to enhance our ability to provide both full field development and life of field services. Recently, we have continued the implementation of our Deepwater strategy by:

 -- Beginning construction of our newest and most advanced Deepwater multi-service vessel, the Q4000, a sixth generation semi-submersible. This vessel, which we expect to place into service in the third quarter of 2001, incorporates our latest technologies, and elements of its design are patented. We anticipate that the Q4000 will improve Deepwater completion and construction economics for our customers.

 -- Acquiring a 20% working interest in the Gunnison prospect, a Gulf Deepwater oil and natural gas exploration project, in partnership with Kerr-McGee Oil & Gas Corporation, the operator. Consistent with our philosophy of avoiding exploratory risk, financing for the exploratory costs is provided by an investment partnership, the investors of which are members of Cal Dive's senior management, in exchange for a 25% override of our working interest. We anticipate that this acquisition will help us secure utilization for our subsea assets since, once the decision is made to begin development, we have the right to participate in field development planning and will collaborate with the other working interest owners in executing subsea construction work.

     On the Outer Continental Shelf ("OCS"), in water depths up to 1,000 feet, we perform traditional subsea services, including air and saturation diving. We believe we are uniquely qualified to provide these services in the Gulf "spot market" where projects are generally turnkey in nature, short in duration (two to thirty days) and require constant rescheduling and availability of multiple vessels. Fourteen of our fifteen vessels perform traditional subsea services, and five of them support saturation diving. We have the largest fleet of saturation diving and dynamic positioning ("DP") vessels permanently deployed in the Gulf. In addition, our highly qualified personnel have the technical and operational experience to manage turnkey projects to satisfy customers' requirements and achieve our targeted profitability.

     Management believes we are a dominant service provider in the operation and decommissioning of mature natural gas and oil properties in the shallow water Gulf. Through our subsidiary Energy Resource Technology, Inc. ("ERT"), we are one of a few companies with the skills required to profitably acquire and operate mature natural gas and oil properties in the Gulf. We capitalize on our financial strength, reservoir engineering capabilities, operations expertise and company-owned salvage assets in acquiring and operating these mature properties. In 1998 and 1999, execution of our mature natural gas and oil field acquisition strategy helped our salvage assets remain essentially fully utilized, despite otherwise weak industry demand for these types of vessels. During the period from January 1998 through December 1999, we more than doubled the number of offshore properties we leased from 16 to 35. We also increased annual production 82% over 1998 levels of 4.9 Bcfe to 8.9 Bcfe and increased total proved reserves from 23.4 Bcfe as of December 31, 1997 to 35.6 Bcfe as of December 31, 1999. During the first half of 2000, we acquired an additional 6.0 Bcfe of proved reserves by purchasing six offshore blocks from EEX Corporation. For the six months ended June 30, 2000, production totaled 7.5 Bcfe, compared to 3.3 Bcfe for the six months ended June 30, 1999.

     Our objective is to increase shareholder value by strengthening our market position as a leading energy service company specializing in subsea construction in the Gulf. Since becoming a public company in July 1997, we have delivered an average annual return on invested capital of 17% despite a competitive industry environment driven by weak fundamentals. We have been able to achieve our objective by focusing on the following business strengths and strategies.

OUR STRENGTHS

     Diversified Fleet of Vessels: Our fleet possesses a diverse and technically advanced complement of subsea construction, maintenance and decommissioning project capabilities. The comprehensive services provided by our vessels are both complementary and overlapping, which enable us to deploy the vessels to areas of greatest utility and margin potential.

     Experienced Personnel and Turnkey Contracting: A key element of our growth strategy has been our ability to attract and retain experienced personnel who we believe are the best in the industry at providing turnkey contracting. We believe the recognized skill of our personnel and successful operating history uniquely position us to capitalize on the trend in the oil and gas industry towards increased outsourcing to contractors and suppliers.

     Major Provider of Marine Construction Service on OCS: We believe that our acquisition and expansion of Aquatica, Inc.'s operations combined with our saturation diving services makes Cal Dive the largest supplier of such services on the OCS. Depletion of existing reserves, coupled with increased demand for natural gas, will require exploitation and development of OCS reservoirs.

     New OCS Services: We offer fast-track, full field development services whereby we stock industry standard subsea trees, prefabricated modules, well panels and controls which can be readily adapted for immediate assembly and deployment. We also lay coiled line pipe and umbilicals as a cost-effective means of developing short-lived reservoirs on the OCS.

     Leader in Decommissioning Operations: Over the last decade, we have established a leading position in decommissioning offshore facilities, an estimated $5.0 billion market according to the Minerals Management Service ("MMS"). We expect demand for decommissioning services to increase due to the significant backlog of platforms and caissons that must be removed in accordance with government regulations.

OUR STRATEGY

     Focusing on the Gulf: We will continue to focus on the Gulf, where we have provided marine construction services since 1975. We expect natural gas and oil exploration and development activity in the Gulf to increase significantly in the next several years.

     Deploying Deepwater Applications: Our deployment of Deepwater assets and construction techniques and technologies focuses upon upstream market niches, such as pre-drilling services, and offering cost-effective alternatives to services generally provided by drilling rigs. We provide a number of these services, such as subsea tree installation and mooring and template installation, at meaningful cost savings as compared to the drilling contractor.

     Capturing a Significant Share of the Deepwater Subsea Construction
Market: We expect to benefit from the anticipated increase in Deepwater Gulf activity through our fleet of DP vessels, which is the largest permanently deployed in the Gulf. Using Cal Dive's and our alliance partners' capabilities, we provide customers integrated solutions which minimize project duration and overall cost.

     Building Alliances to Expand the Scope of Our Services and Technology: Cal Dive has entered into alliance agreements with a team of domestic and internationally recognized contractors and manufacturers. These alliances enable us to offer state-of-the-art products and services while maintaining our low overhead base.

     Maximizing the Value of Mature Natural Gas and Oil Properties: Through ERT, we acquire mature, non-core offshore property interests from operators as a cost-effective alternative to the decommissioning process. We also now offer customers field operating services. Since its inception in 1992, ERT has delivered a 25% average annual return on its invested capital.

     Partnering with Customers: This year we introduced a new economic model which focuses upon maximizing overall economic returns by partnering with oil and gas producers through equity participation in a reservoir. Our success in this area, exemplified by Gunnison, should enhance future vessel utilization and market visibility.
                            ------------------------

     We were organized under the laws of Minnesota in June 1990. Our principal executive offices are located at 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060, and our telephone number is (281) 618-0400.

                                  THE OFFERING

Common stock offered by COFLEXIP....     3,699,788 shares

Common stock to be outstanding after
the offering........................     15,736,835 shares

Use of proceeds.....................     We will not receive any proceeds from
                                         the sale of common stock by COFLEXIP.

Nasdaq National Market symbol.......     CDIS

------------

 -- In addition, we may sell up to 354,968 shares and our Chairman, Owen Kratz, may sell up to 200,000 shares pursuant to the underwriters' over-allotment option. If the over-allotment option is exercised in full,
      we will receive net proceeds of approximately $     million. We will use
      any net proceeds we receive to invest in working capital, for other general corporate purposes, which may include the purchase of vessels or offshore properties, other acquisitions or investment in subsidiaries, or to fund our share of Gunnison project expenses. We may also invest the proceeds in interest-bearing securities until they are used. See "Underwriters."

 -- The common stock outstanding after the offering excludes 1,000,406 shares issuable upon exercise of outstanding options at a weighted average price of $16.86 per share and 573,277 shares of common stock reserved for issuance under our stock plans.

 -- Upon completion of this offering, COFLEXIP will not own any shares of our common stock.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following summary financial and operating data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus supplement.

                                                                                       SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                       JUNE 30,
                               ----------------------------------------------------   -------------------
                                 1995       1996       1997       1998       1999       1999       2000
                               --------   --------   --------   --------   --------   --------   --------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues:
  Subsea and salvage.........  $ 32,747   $ 63,870   $ 92,860   $139,310   $128,435   $ 52,817   $ 54,308
  Natural gas and oil
     production..............     4,777     12,252     16,526     12,577     32,519      7,293     25,702
                               --------   --------   --------   --------   --------   --------   --------
Total revenues...............    37,524     76,122    109,386    151,887    160,954     60,110     80,010
Gross profit.................     8,849     22,086     33,685     49,209     37,251     10,981     18,815
Income from operations.......     3,917     13,795     22,489     33,408     24,024      5,953      9,566
Income before income taxes...     3,721     13,014     22,281     37,144     25,473      7,273      9,739
Net income...................     2,674      8,435     14,482     24,125     16,899      4,728      6,874

Diluted net income per
  share......................  $    .24   $    .75   $   1.09   $   1.61   $   1.10   $    .32   $    .43
BALANCE SHEET DATA:
Cash and cash equivalents....  $    159   $    204   $ 12,842   $ 32,380   $ 11,310   $ 15,933   $  --
Restricted cash..............     --         --           183        463      8,686          6        498
Working capital..............     4,033     13,411     28,927     45,916     38,887     32,302      8,148
Total assets.................    44,859     83,056    125,600    164,235    243,722    196,090    253,510
Long-term debt...............     5,300     25,000      --         --         --         --         1,090
Shareholders' equity.........    22,408     30,844     89,369    113,643    150,872    120,083    160,656
OTHER FINANCIAL DATA:
EBITDA(1)....................  $  6,650   $ 19,017   $ 29,916   $ 45,544   $ 44,805   $ 13,055   $ 23,067
Depreciation and
  amortization...............     2,794      5,257      7,512      9,563     20,615      6,641     13,231
Capital expenditures.........    16,857     27,289     28,936     14,886     77,447     32,015     47,900
Net cash provided by (used
  in):
  Operating activities.......    11,996      7,645     22,294     35,697     25,499      5,870     23,496
  Investing activities.......   (19,584)   (27,300)   (28,471)   (16,308)   (48,612)   (23,744)   (37,489)
  Financing activities.......     7,475     19,700     18,815        149      2,043      1,427      2,683

                                                                                            SIX MONTHS
                                               YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                 ----------------------------------------------------   -------------------
                                   1995       1996       1997       1998       1999       1999       2000
                                 --------   --------   --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
OPERATING DATA:
Number of vessels (at end of
  period):
DP MSV.........................     --             1          1          1          1          1          1
DP DSVs........................         2          2          3          3          4          4          3
DSVs...........................         5          5          5          5          7          4          8
Derrick barge and other........         1          1          2          2          2          2          2
                                 --------   --------   --------   --------   --------   --------   --------
          Total vessels........         8          9         11         11         14         11         14
Natural gas & oil properties:
  Properties acquired..........         7          5          2          4         22         22          6
  Properties sold or
     abandoned.................     --         --             2          2          3      --             1
  Total properties(2)..........         9         14         14         16         35         38         40
Natural gas & oil production:
  Gas (MMcf)...................     2,382      4,310      5,385      4,535      6,819      2,752      5,861
  Oil (MBbls)..................        33         38         51         67        339         90        272
Estimated proved reserves(3):
  Natural gas (MMcf)...........    20,398(4)   24,596    22,245     22,434     25,381     29,948(4)   26,053(4)
  Oil and condensate (MBbls)...       122(4)      124       200         70      1,702      1,951(4)    1,459(4)
Standardized measure of
  discounted future net cash
  flows(3)(5)..................  $  7,645(4) $ 33,805  $ 19,760   $ 10,156   $ 22,843        N/A        N/A

------------

(1) As used herein, EBITDA represents earnings before net interest, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about our operations. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity.

(2) As of June 30, 2000, we owned an interest in 129 gross (98 net) natural gas wells and 71 gross (50 net) oil wells located in offshore waters in the Gulf.

(3) Based on annual estimates by Miller and Lents, Ltd., unless otherwise noted.

(4) Based on estimates by our internal engineers.

(5) The standardized measure of discounted future net cash flows attributable to our reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus supplement before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future operating results and could result in a partial or complete loss of your investment.

OUR BUSINESS IS ADVERSELY AFFECTED BY LOW OIL AND GAS PRICES AND BY THE CYCLICALITY OF THE OIL AND GAS INDUSTRY.

     Our business is substantially dependent upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on offshore exploration, drilling and production operations. The level of capital expenditures generally depends on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

      --   Worldwide economic activity

      -- Coordination by the Organization of Petroleum Exporting Countries ("OPEC")

      --   The cost of exploring for and producing oil and gas

      -- The sale and expiration dates of offshore leases in the United States and overseas

      --   The discovery rate of new oil and gas reserves in offshore areas

      --   Technological advances

      --   Interest rates and the cost of capital

      --   Environmental regulation

      --   Tax policies

     The level of offshore development and production activity did not increase materially in the second half of 1999 and the first half of 2000 despite higher commodity prices. We cannot assure you that activity levels will increase any time soon. A sustained period of low drilling and production activity or a return of low hydrocarbon prices would likely have a material adverse effect on our financial position and results of operations.

THE OPERATION OF MARINE VESSELS IS RISKY, AND WE DO NOT HAVE INSURANCE COVERAGE FOR ALL RISKS.

     Marine construction involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such an occurrence may result in lawsuits asserting large claims. We maintain such insurance protection as we deem prudent, including Jones Act employee coverage (the maritime equivalent of workers compensation) and hull insurance on our vessels. We cannot assure you that any such insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on us. Moreover, we cannot assure you that we will be able to maintain adequate insurance in the future at rates that we consider reasonable. As construction activity moves into deeper water in the Gulf, construction projects tend to be larger and more complex than shallow water projects. As a result, our revenues and profits are increasingly dependent on our larger vessels. While we currently insure our vessels (in some cases, in amounts approximating book value, which is less than replacement value) against property loss due to a catastrophic marine disaster, mechanical failure or collision, the loss of any of our large vessels as a result of such event could result in a substantial loss of revenues, increased costs and other liabilities and could have a material adverse effect on our operating performance.

OUR BUSINESS DECLINES IN WINTER, AND BAD WEATHER IN THE GULF CAN ADVERSELY AFFECT OUR OPERATIONS.

     Marine operations conducted in the Gulf are seasonal and depend, in part, on weather conditions. Historically, we have enjoyed our highest vessel utilization rates during the summer and fall when weather conditions are favorable for offshore exploration, development and construction activities and have experienced our lowest utilization rates in the first quarter. As is common in the industry, we typically bear the risk of delays caused by some but not all adverse weather conditions. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

IF WE BID TOO LOW ON A CONTRACT WE SUFFER THE CONSEQUENCES.

     A majority of our projects are performed on a qualified turnkey basis where described work is delivered for a fixed price and extra work, which is subject to customer approval, is charged separately. The revenue, cost and gross profit realized on a contract can vary from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates and performance of others such as alliance partners. These variations and risks inherent in the marine construction industry may result in our experiencing reduced profitability or losses on projects.

ESTIMATES OF OUR NATURAL GAS AND OIL RESERVES, FUTURE CASH FLOWS AND ABANDONMENT COSTS MAY BE SIGNIFICANTLY INCORRECT.

     This prospectus supplement contains estimates of our proved natural gas and oil reserves and the estimated future net cash flows therefrom based upon reports prepared as of the years ended December 31, 1996, 1997, 1998 and 1999 by Miller and Lents, Ltd. and, for the year ended December 31, 1995 and for the six months ended June 30, 1999 and 2000, prepared by our internal engineers. These reports rely upon various assumptions, including assumptions required by the Securities and Exchange Commission as to natural gas and oil prices, drilling and operating expenses, capital expenditures, abandonment costs, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, these estimates are inherently imprecise. Actual future production, cash flows, development expenditures, operating and abandonment expenses and quantities of recoverable natural gas and oil reserves may vary substantially from those estimated in these reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of our proved reserves. You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus supplement is the current market value of our estimated natural gas and oil reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate. In addition, if costs of abandonment are materially greater than our estimates, they could have an adverse effect on earnings.

THE GUNNISON PROSPECT MAY NOT RESULT IN THE EXPECTED CASH FLOWS OR SUBSEA ASSET UTILIZATION WE ANTICIPATE AND COULD INVOLVE SIGNIFICANT FUTURE CAPITAL OUTLAYS.

     The Gunnison prospect is subject to a number of assumptions and uncertainties including estimates as to the size of the oil and natural gas reserves, the capital outlays necessary to develop the prospect and the cash flows that we may ultimately derive. We cannot assure you that we will be able to fund any required capital outlays or that these outlays will be profitable. Moreover, although our working interest entitles us to participate in field development and planning and to collaborate with the other working interest owners in executing subsea construction work, the extent of utilization of our subsea assets for such work has not been determined.

DELAYS OR COST OVERRUNS IN THE CONSTRUCTION OF THE Q4000 COULD ADVERSELY AFFECT OUR BUSINESS. EXPECTED CASH FLOWS FROM THE Q4000 UPON COMPLETION MAY NOT BE IMMEDIATE OR AS HIGH AS EXPECTED.

     In late 1999, we began construction of the Q4000, our newest vessel, at an estimated cost of $150 million. The Q4000 is currently scheduled to be placed into service in the third quarter of 2001. Although the construction contract provides for delay penalties and a parent guaranty of performance, this project is subject to the risk of delay or cost overruns inherent in construction projects. These risks include:

      --   Unforeseen quality or engineering problems

      --   Work stoppages

      --   Weather interference

      --   Unanticipated cost increases

      --   Delays in receipt of necessary equipment

      --   Inability to obtain the requisite permits or approvals

     Significant delays could also have a material adverse effect on expected contract commitments for this vessel and our future revenues and cash flows. We will not receive any material increase in revenue or cash flow from the Q4000 until it is placed in service and customers enter into binding arrangements with the vessel, potentially several months or more after the vessel is completed. Furthermore, we cannot assure you that customer demand for the Q4000 will be as high as currently anticipated, and, as a result, our future cash flows may be adversely affected. While elements of this vessel design have been patented, new vessels from third parties may also enter the market in the coming years and compete with the Q4000 for contracts.

OUR NATURAL GAS AND OIL OPERATIONS INVOLVE SIGNIFICANT RISKS, AND WE DO NOT HAVE INSURANCE COVERAGE FOR ALL RISKS.

     Our natural gas and oil operations are subject to the usual risks incident to the operation of natural gas and oil wells, including, but not limited to, uncontrollable flows of oil, natural gas, brine or well fluids into the environment, blowouts, cratering, mechanical difficulties, fires, explosions, pollution and other risks, any of which could result in substantial losses to us. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

     The business in which we operate is highly competitive. Several of our competitors are substantially larger and have greater financial and other resources than we have. If other companies relocate or acquire vessels for operations in the Gulf, levels of competition may increase and our business could be adversely affected.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY EMPLOYEES, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS AND ADVERSELY EFFECT OUR FINANCIAL RESULTS.

     The industry lost a significant number of experienced subsea people in 1999 and early 2000 due to the decrease in demand for subsea services. Our continued success depends on the active participation of our key employees. The loss of our key people could adversely affect our operations. We believe that our success and continued growth are also dependent upon our ability to employ and retain skilled personnel. We believe that our wage rates are competitive; however, unionization or a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in the wage rates we pay, or both. If either of these events occur for any significant period of time, our revenues and profitability could be diminished and our growth potential could be impaired.

WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IN RESPONSE TO CHANGES IN GOVERNMENT REGULATIONS.

     Our subsea construction, inspection, maintenance and decommissioning operations and our natural gas and oil production from offshore properties (including decommissioning of such properties) are subject to and affected by various types of government regulation, including numerous federal, state and local environmental protection laws and regulations. These laws and regulations are becoming increasingly complex, stringent and expensive. We cannot assure you that continued compliance with existing or future laws or regulations will not adversely affect our operations. Significant fines and penalties may be imposed for non-compliance.

CERTAIN PROVISIONS OF OUR CORPORATE DOCUMENTS AND MINNESOTA LAW MAY DISCOURAGE A THIRD PARTY FROM MAKING A TAKEOVER PROPOSAL.

     Our Board of Directors has the authority, without any action by our shareholders, to fix the rights and preferences on up to 5,000,000 shares of undesignated preferred stock, including dividend, liquidation and voting rights. In addition, our Bylaws divide the board of directors into three classes. Except for a transaction involving COFLEXIP (which is specifically excluded by a written agreement with us), we are also subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. We also have employment contracts with all of our senior officers which require cash payments in the event of a "change of control." Any or all of the provisions or factors described above may have the effect of discouraging a takeover proposal or tender offer not approved by management and the board of directors and could result in shareholders who may wish to participate in such a proposal or tender offer receiving less for their shares than otherwise might be available in the event of a takeover attempt.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the documents incorporated by reference contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "budget," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control accurately. The factors listed above in the section captioned "Risk Factors", as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus supplement could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock currently owned by COFLEXIP. If the over-allotment option is exercised in whole or in part, we will use any net proceeds we receive to invest in working capital, for other general corporate purposes, which may include the purchase of vessels or offshore properties, other acquisitions or investment in subsidiaries, or to fund our share of Gunnison project expenses. We may also invest the proceeds in interest-bearing securities until they are used.

                            COMMON STOCK PRICE RANGE

     Our common stock is traded in the United States on the Nasdaq National Market under the symbol "CDIS." The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock:

                                                               HIGH     LOW
                                                              ------   ------
Fiscal Year 1998
  First quarter.............................................  $33.00   $23.25
  Second quarter............................................   39.38    26.00
  Third quarter.............................................   28.13    12.25
  Fourth quarter............................................   22.69    12.00
Fiscal Year 1999
  First quarter.............................................   22.00    14.25
  Second quarter............................................   32.69    22.75
  Third quarter.............................................   38.00    29.63
  Fourth quarter............................................   37.69    20.00
Fiscal Year 2000
  First quarter.............................................   52.00    31.59
  Second quarter............................................   54.19    39.00
  Third quarter (through August 30, 2000)...................   55.31    44.63

See the cover page of this prospectus supplement for a recent price of our common stock. As of August 30, 2000, there were an estimated 2,400 beneficial holders of our common stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, for the future operation and growth of our business. Certain of our current financing arrangements restrict the payment of cash dividends under certain circumstances.

                                 CAPITALIZATION

     The following table sets forth our cash position and capitalization as of June 30, 2000, on both a historical basis and on a pro forma basis to give effect to a financing completed in August 2000. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus supplement.

                                                                     JUNE 30, 2000
                                                                 ----------------------
                                                                 HISTORICAL   PRO FORMA
                                                                 ----------   --------- (1)(2)
                                                                     (IN THOUSANDS)
   Cash and cash equivalents...................................   $ --        $ 37,683
   Restricted cash.............................................        498         498
                                                                  --------    --------
                                                                  $    498    $ 38,181
                                                                  ========    ========

   Short-term debt.............................................   $ --        $  --
   Long-term debt..............................................      1,090      40,054
                                                                  --------    --------
             Total debt........................................      1,090      40,054
                                                                  --------    --------
   Shareholders' equity:
     Common stock, no par value, 60,000 shares authorized;
        22,549 shares issued...................................     76,221      76,221
     Retained earnings.........................................     88,186      88,186
     Treasury stock, 6,820 shares..............................     (3,751)     (3,751)
                                                                  --------    --------
             Total shareholders' equity........................    160,656     160,656
                                                                  --------    --------
             Total capitalization..............................   $161,746    $200,710
                                                                  ========    ========

------------

(1) If the underwriters' over-allotment option is exercised in full and the net proceeds we receive are held as cash equivalents pending their ultimate
    application, cash and cash equivalents would be $    , total number of
    shares issued would be         , common stock would be $    , total
    shareholders' equity would be $    and total capitalization would be $    .

(2) Gives effect to the financing entered into in connection with the construction of the Q4000. The financing, which closed on August 16, 2000, was pursuant to Title XI of the Merchant Marine Act of 1936, administered by the U.S. Maritime Administration ("MARAD"). The financing commitment of $138.5 million covers 87 1/2% of the cost of construction of the vessel (including financing costs), through short-and long-term debt guaranteed by the full faith and credit of the United States of America.

     The information set forth above does not include an aggregate of 1,000,406 shares of common stock issuable upon exercise of outstanding stock options at a weighted average price of $16.86 per share and 573,277 shares of common stock reserved for issuance under our stock plans.

                            SELECTED FINANCIAL DATA

     The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended December 31, 1999 are derived from our consolidated financial statements audited by Arthur Andersen LLP, independent public accountants. The historical financial data presented in the table below as of June 30, 1999 and 2000 and for the six-month periods ended June 30, 1999 and 2000 are derived from our unaudited consolidated condensed financial statements. In the opinion of our management, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be achieved for the full year. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus supplement.

                                                                                               SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                    ----------------------------------------------------   -------------------
                                      1995       1996       1997       1998       1999       1999       2000
                                    --------   --------   --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Net revenues:
    Subsea and salvage............  $ 32,747   $ 63,870   $ 92,860   $139,310   $128,435   $ 52,817   $ 54,308
    Natural gas and oil
       production.................     4,777     12,252     16,526     12,577     32,519      7,293     25,702
                                    --------   --------   --------   --------   --------   --------   --------
  Total revenues..................    37,524     76,122    109,386    151,887    160,954     60,110     80,010
                                    --------   --------   --------   --------   --------   --------   --------
  Cost of sales:
    Subsea and salvage............    25,568     46,766     67,538     93,607    103,113     43,159     46,760
    Natural gas and oil
       production.................     3,107      7,270      8,163      9,071     20,590      5,970     14,435
                                    --------   --------   --------   --------   --------   --------   --------
  Gross profit....................     8,849     22,086     33,685     49,209     37,251     10,981     18,815
                                    --------   --------   --------   --------   --------   --------   --------
  Selling and administrative
    expenses:
    Subsea and salvage............     3,995      6,601      8,911     14,312      9,504      4,107      6,185
    Natural gas and oil
       production.................       937      1,690      2,285      1,489      3,723        921      3,064
                                    --------   --------   --------   --------   --------   --------   --------
  Income from operations..........     3,917     13,795     22,489     33,408     24,024      5,953      9,566
  Other income and expenses:
    Equity in earnings of
    Aquatica......................     --         --         --         2,633        600        450      --
    Net interest (income) expense
       and other..................       196        781        208     (1,103)      (849)      (870)      (173)
                                    --------   --------   --------   --------   --------   --------   --------
  Income before income taxes......     3,721     13,014     22,281     37,144     25,473      7,273      9,739
    Provision for income taxes....     1,047      4,579      7,799     13,019      8,465      2,545      3,409
  Minority interest...............     --         --         --         --           109      --          (544)
                                    --------   --------   --------   --------   --------   --------   --------
  Net income......................  $  2,674   $  8,435   $ 14,482   $ 24,125   $ 16,899   $  4,728   $  6,874
                                    ========   ========   ========   ========   ========   ========   ========
  Net income per share:
    Basic.........................  $    .24   $    .76   $   1.12       1.66   $   1.13   $    .32   $    .44
    Diluted.......................       .24        .75       1.09       1.61       1.10        .32        .43
  Weighted average common shares
    outstanding:
    Basic.........................    11,016     11,099     12,883     14,549     15,008     14,651     15,660
    Diluted.......................    11,055     11,286     13,313     14,964     15,327     14,994     16,104

                                                                                       SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                       JUNE 30,
                               ----------------------------------------------------   -------------------
                                 1995       1996       1997       1998       1999       1999       2000
                               --------   --------   --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash
     equivalents.............  $    159   $    204   $ 12,842   $ 32,380   $ 11,310   $ 15,933   $  --
  Restricted cash............     --         --           183        463      8,686          6        498
  Working capital............     4,033     13,411     28,927     45,916     38,887     32,302      8,148
  Total assets...............    44,859     83,056    125,600    164,235    243,722    196,090    253,510
  Long-term debt.............     5,300     25,000      --         --         --         --         1,090
  Shareholders' equity.......    22,408     30,844     89,369    113,643    150,872    120,083    160,656
OTHER FINANCIAL DATA:
  EBITDA(1)..................  $  6,650   $ 19,017   $ 29,916   $ 45,544   $ 44,805   $ 13,055   $ 23,067
  Depreciation and
     amortization............     2,794      5,257      7,512      9,563     20,615      6,641     13,231
  Capital expenditures.......    16,857     27,289     28,936     14,886     77,447     32,015     47,900
  Net cash provided by (used
     in):
     Operating activities....    11,996      7,645     22,294     35,697     25,499      5,870     23,496
     Investing activities....   (19,584)   (27,300)   (28,471)   (16,308)   (48,612)   (23,744)   (37,489)
     Financing activities....     7,475     19,700     18,815        149      2,043      1,427      2,683
OPERATING DATA:
  Number of vessels (at end
     of period):
  DP MSV.....................     --             1          1          1          1          1          1
  DP DSVs....................         2          2          3          3          4          4          3
  DSVs.......................         5          5          5          5          7          4          8
  Derrick barge and other....         1          1          2          2          2          2          2
                               --------   --------   --------   --------   --------   --------   --------
          Total vessels......         8          9         11         11         14         11         14
  Natural gas & oil
     properties:
     Properties acquired.....         7          5          2          4         22         22          6
     Properties sold or
       abandoned.............     --         --             2          2          3      --             1
     Total properties(2).....         9         14         14         16         35         38         40
  Natural gas & oil
     production:
     Gas (MMcf)..............     2,382      4,310      5,385      4,535      6,819      2,752      5,861
     Oil (MBbls).............        33         38         51         67        339         90        272
  Estimated proved
     reserves(3):
     Natural gas (MMcf)......    20,398(4)   24,596    22,245     22,434     25,381     29,948(4)   26,053(4)
     Oil and condensate
       (MBbls)...............       122(4)      124       200         70      1,702      1,951(4)    1,459(4)
  Standardized measure of
     discounted future net
     cash flows(3)(5)........  $  7,645(4) $ 33,805  $ 19,760   $ 10,156   $ 22,843        N/A        N/A

------------

(1) As used herein, EBITDA represents earnings before net interest expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about our operations. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity.

(2) As of June 30, 2000, we owned an interest in 129 gross (98 net) natural gas wells and 71 gross (50 net) oil wells located in offshore waters in the Gulf.

(3) Based on annual estimates by Miller and Lents, Ltd., unless otherwise noted.

(4) Based on estimates by our internal engineers.

(5) The standardized measure of discounted future net cash flows attributable to our reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Natural gas and oil prices, the offshore mobile rig count and Gulf lease activity are three of the primary indicators management uses to forecast the future performance of our business. Our construction services generally follow successful drilling activities by six to eighteen months on the OCS and twelve months or longer in the Deepwater arena. The level of drilling activity is related to both short- and long-term trends in natural gas and oil prices. Commodity prices declined significantly in the last half of 1998 and early 1999, resulting in the offshore mobile rig utilization rates dropping to approximately 70% in contrast to almost full utilization in 1997 and the first half of 1998. This trend began reversing in the second quarter of 1999 as oil prices have recently reached their highest levels since the Gulf War (approximately $32.00 per barrel) and natural gas prices have been trading around $4.00 per thousand cubic feet ("Mcf"). However, exploration and production companies have generally been hesitant to ramp up spending and, accordingly, demand for our services remained relatively soft throughout 1999 and the first half of 2000.

     Product prices impact our natural gas and oil operations in several respects. We seek to acquire producing natural gas and oil properties that are generally in the later stages of their economic life. These properties typically have few, if any, unexplored drilling locations, so the potential abandonment liability is a significant consideration with respect to the offshore properties which we have purchased to date. Although higher natural gas prices tend to reduce the number of mature properties available for sale, these higher prices typically contribute to improved operating results for ERT, such as in the second half of 1999 and the first half of 2000. In contrast, lower natural gas prices, as experienced in 1998 and early 1999, typically contribute to lower operating results for ERT and a general increase in the number of mature properties available, as occurred during those periods. Salvage operations consist of platform decommissioning, removal and abandonment and plugging and abandonment services performed by our salvage assets. In addition, salvage related support, such as debris removal and preparation of platform legs for removal, is often provided by our surface diving vessels. In 1989, management targeted platform removal and salvage operations as a regulatory driven activity which offers a partial hedge against fluctuations in the commodity price of natural gas. In particular, MMS regulations require removal of platforms within twelve months after lease expiration and remediation of the seabed at the well site to its original state. We contract and manage, on a turnkey basis, all aspects of the decommissioning and abandonment of fields of all sizes. We have an alliance with Horizon Offshore Ltd. in order to gain access to expanded derrick barge and pipelay capacity.

     In 1999, we launched a new full field development product line to assist customers on the OCS to significantly shorten the time from permitting to first production. With over 4,000 platforms and production facilities already in place in the Gulf, our underlying premise is that each new field need not be re-engineered. We now use industry standard design subsea trees, prefabricated modules, well panels and controls and umbilicals which can be readily adapted for immediate assembly and use in new developments.

     Vessel utilization is historically lower during the first quarter due to winter weather conditions in the Gulf. Accordingly, we plan our drydock inspections and other routine and preventive maintenance programs during this period. During the first quarter, a substantial number of our customers finalize capital budgets and solicit bids for construction projects. The bid and award process during the first two quarters typically leads to the commencement of construction activities during the second and third quarters. As a result, we have historically generated more than 50% (up to 65%) of our consolidated revenues in the last six months of the year. Our operations can also be severely impacted by weather during the fourth quarter. Our salvage barge, which has a shallow draft, is particularly sensitive to adverse weather conditions, and its utilization rate tends to be lower during such periods. To minimize the impact of weather conditions on our operations and financial condition, we began operating DP vessels and expanded into the acquisition of mature offshore properties. The unique station-keeping ability offered by DP enables these vessels to operate throughout the winter months and in rough seas. Operation of natural gas and oil properties tends to offset the impact of weather since the first and fourth quarters are typically periods of high demand and strong prices for natural gas. Due to this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

     The following table sets forth for the periods presented average U.S. natural gas prices, our equivalent natural gas production, the average number of offshore rigs under contract in the Gulf, the number of platforms installed and removed in the Gulf and the vessel utilization rates for each of the major categories of our fleet.

                                               1997                                1998                            1999
                                 ---------------------------------   ---------------------------------   ------------------------
                                   Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2       Q3
                                 ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
U.S. Natural Gas Prices(1).....  $ 2.67   $ 2.13   $ 2.46   $ 2.88   $ 2.18   $ 2.26   $ 2.03   $ 1.92   $ 1.80   $ 2.22   $ 2.53
ERT Gas and Oil Production
 (MMcfe).......................   1,519    1,213    1,381    1,252    1,595    1,252      901    1,155    1,488    1,803    2,777
Rigs Under Contract in the
 Gulf(2).......................     165      169      168      169      170      167      149      137      121      115      126
Platform Installation(3).......      16       21       29       39       18       16       21       20       12       13       13
Platform Removals(3)...........       3       21       31       28        3       15       24        8        2       20       40
Our Average Vessel Utilization
 Rate:(4)
 Dynamic Positioned............      60%      79%      92%      94%      75%      64%      85%      80%      70%      49%      82%
 Saturation DSV................      58       77       81       77       88       79       70       83       54       69       79
 Surface Diving................      53       80       90       81       33       58       72       76       63       69       78
 Derrick Barge.................      22       78       99       89       28       73       70       70       40       68       83

                                  1999           2000
                                 ------   -------------------
                                   Q4        Q1         Q2
                                 ------   --------   --------
U.S. Natural Gas Prices(1).....  $ 2.45   $   2.52   $   3.47
ERT Gas and Oil Production
 (MMcfe).......................   2,786      3,321      4,169
Rigs Under Contract in the
 Gulf(2).......................     146        148        160
Platform Installation(3).......      16          9         19
Platform Removals(3)...........      15         --         25
Our Average Vessel Utilization
 Rate:(4)
 Dynamic Positioned............      69%        71%        38%
 Saturation DSV................      65         57         57
 Surface Diving................      51         31         58
 Derrick Barge.................      50          8         41

------------

(1) Average of the monthly Henry Hub cash prices per Mcf, as reported in Natural Gas Week.

(2) Average monthly number of rigs contracted, as reported by Offshore Data Services.

(3) Source: Offshore Data Services; installation and removal of platforms with two or more piles in the Gulf.

(4) Average vessel utilization rate is calculated by dividing the total number of days the vessels in this category generated revenues by the total number of days in each quarter (excluding Aquatica in 1999). During the second quarter of 1999, the UNCLE JOHN spent 30 days in drydock undergoing thruster work and inspections. During the second quarter of 2000, the UNCLE JOHN spent 47 days in drydock for engine replacement and inspections and the WITCH QUEEN spent 41 days in drydock undergoing regulatory inspections.

RESULTS OF OPERATIONS

  COMPARISON OF SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     Revenues. During the six months ended June 30, 2000, our revenues increased 33% to $80.0 million compared to $60.1 million for the six months ended June 30, 1999, with Natural Gas and Oil Production contributing $18.4 million of the increase and Subsea and Salvage contributing the remaining $1.5 million increase in revenue. Revenue for Subsea and Salvage increased from $52.8 million to $54.3 million. The Subsea and Salvage revenues include almost $12.0 million of revenues from the addition of the DP vessel CAL DIVE AKER DOVE and the acquisition of the 55% of Aquatica not previously owned. Exclusive of these new assets, Subsea and Salvage contributed $10.4 million less in the first half of 2000 than it did in the first half of 1999, due primarily to eight vessels being out of service during the first half of 2000 for a combined 416 days for U.S. Coast Guard (the "Coast Guard" or "USCG") and American Bureau of Shipping ("ABS") inspections and upgrades compared to three vessels for a combined 113 days during the first half of 1999 and, to a lesser extent, more difficult market conditions.

     Natural Gas and Oil Production revenue for the six months ended June 30, 2000 increased 252% to $25.7 million from $7.3 million during the comparable prior year period due to a 127% increase in production as a result of the acquisition of interests in six offshore blocks from EEX Corporation during the first quarter as well as additional production derived from 1999 property acquisitions (involving a total of 20 offshore blocks) and last year's well exploitation program. In addition, we realized an average gas price of $3.03 per Mcf equivalent in the first half of 2000, an increase of $1.12, or 59%, over the first half of 1999.

     Gross Profit. Gross profit of $18.8 million for the first half of 2000 was 71% better than the $11.0 million gross profit recorded in the comparable prior year period due mainly to the revenue improvement as well as a six point improvement in margins (24% in the first half of 2000 versus 18% in the comparable prior year period). Subsea and Salvage margins declined from 18% for the first half of 1999 to 14% for the first half of 2000 due to the additional vessels out of service for regulatory inspections and upgrades and to the operating loss of the CAL DIVE AKER DOVE (which operated at a utilization rate of 41% for the first half of 2000).

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     Natural Gas and Oil Production gross profit increased $9.9 million from
$1.3 million in the first half of 1999 to $11.3 million for the six months ended June 30, 2000 (and margins improved from 18% to 44%) due to the aforementioned production and commodity pricing improvements.

     Selling and Administrative Expenses. Selling and administrative expenses were $9.2 million in the first half of 2000, an 84% increase over the $5.0 million incurred in the first half of 1999 due mainly to improved operating results for ERT, whose incentive plan tracks its operating results ($2.2 million increase), and to the consolidation of Aquatica ($1.3 million increase). The remainder of the increase is due to the addition of personnel to the sales group to meet the anticipated demand for our services in the Deepwater market.

     Net Interest (Income) Expense and Other. We reported net interest income and other of $173,000 for the six months ended June 30, 2000 in contrast to $1.3 million for the six months ended June 30, 1999 as cash balances averaged $9.4 million during the first half of 2000 as compared to $35.9 million the first half of 1999. Net interest income and other for the six months ended June 30, 2000 includes $323,000 of goodwill amortization expense related to the August 1999 purchase of the 55% of Aquatica we did not already own. In addition, the equity in Aquatica earnings was $450,000 in 1999 and, due to the acquisition, is not applicable in 2000.

     Income Taxes. Income taxes increased to $3.4 million for the six months ended June 30, 2000, compared to $2.5 million in the comparable prior year period due to increased profitability. The effective tax rate was 35% in both periods.

     Net Income. Net income of $6.9 million for the six months ended June 30, 2000 was $2.1 million, or 45% more than the comparable period in 1999 as a result of factors described above. Diluted earnings per share increased only 35% reflecting the additional shares issued to acquire Aquatica in the third quarter of 1999.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

     Revenues. Consolidated revenues of $161.0 million in 1999 were 6% more than the $151.9 million 1998, with Natural Gas and Oil Production providing all of the increase while Subsea and Salvage revenues declined $10.9 million from $139.3 million in 1998 to $128.4 million in 1999. Most of this decline is due to the inclusion in 1998 revenues of $8.0 million from the charter of two COFLEXIP vessels. During 1999, one project, the Cooper field abandonment for EEX Corporation, represented 13% of consolidated revenues. Adding the CAL DIVE AKER DOVE in September 1999 and acquiring the remaining 55% of Aquatica in August 1999 (and thus consolidating their results from that date forward) added $10.0 million to 1999 revenues, while the subcontracting of derrick and pipelay barges also added $10.0 million in 1999, offsetting declines, including the shortfall created by stacking the BALMORAL SEA nearly the entire first half of 1999.

     Natural Gas and Oil Production revenues were $32.5 million in 1999 as compared to $12.6 million in 1998. The increase was due mainly to a rise in production from 4.9 Bcfe to 8.9 Bcfe in 1999 as the number of blocks owned by ERT essentially doubled through property acquisitions during the first four months of 1999. Revenues in 1999 also benefitted from improved average gas prices ($2.35/Mcf compared to $2.12 in 1998), and, to a lesser extent, an increase in oil production and prices and the sale of three offshore leases.

     Gross Profit. Gross profit decreased by $12.0 million, or 24%, from $49.2 million in 1998 to $37.3 million in 1999 despite an $8.4 million increase in Natural Gas and Oil Production gross profit. The decrease in Subsea and Salvage gross profit of $20.4 million is due to the $10.9 million revenue decline discussed above coupled with margins declining from 33% in 1998 to 20% in 1999. In addition to a decline in demand for our services on the OCS in 1999 compared to 1998, the primary reason for the margin decline was our shift to prime contractor on eight major projects during 1999, which include high third party pass through costs (such costs were 31% of revenues in 1999 compared to 23% in 1998).

     Natural Gas and Oil Production gross profit was $11.9 million in 1999 as compared to $3.5 million in the prior year. The increase was due to the aforementioned production improvement, gas and oil price increases and the gain recorded on the sale of certain offshore blocks during 1999 offset by the write down of the carrying value of three ERT fields in connection with the 1999 well exploitation program.
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     Selling and Administrative Expenses. Selling and administrative expenses decreased $2.6 million in 1999 to $13.2 million as compared to $15.8 million in 1998. The primary reason for the decline was the lack of Subsea and Salvage group bonuses due to a decline in profitability and, to a lesser degree, staff reductions effected early in 1999. Offsetting the decline in S&A, consolidation of Aquatica for the final five months of 1999 added $1.2 million. S&A for 1999 includes $3.7 million related to ERT, an increase of $2.2 million over 1998 as we added new people to handle the expansion in operations. That subsidiary's significantly increased income also triggered significantly higher bonus payments under its incentive program. Selling and administrative costs were 8% of revenues in 1999, two margin points better than the 10% achieved in 1998.

     Other Income and Expenses. We recorded $600,000 in 1999 for our share of earnings in Aquatica, compared to $2.6 million in 1998, as Aquatica's results were consolidated with Cal Dive's as a result of our acquisition on August 1, 1999 of the remaining 55% ownership in Aquatica. Net interest income of $849,000 was comparable to the $1.1 million earned in 1998 as we remained relatively debt free throughout both years.

     Income Taxes. Income taxes were $8.5 million in 1999 compared to $13.0 million in 1998 due to decreased profitability. The effective tax rate fell from 35% in 1998 to 33% in 1999 due to expenditures on the development of our Deepwater technology which qualified for research and development credits. Approximately half of the 1999 tax provision was deferred due mainly to increased depreciation in addition to our Deepwater research and development efforts.

     Net Income. Net income decreased 30% in 1999 compared to 1998 as a result of factors described above. Diluted earnings per share decreased slightly more as a result of the additional shares issued in the Aquatica acquisition.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1998 TO YEAR ENDED DECEMBER 31, 1997

     Revenues. Consolidated revenues of $151.9 million in 1998 were 39% more than the $109.4 million earned during 1997 with the Subsea and Salvage operations contributing all of the increase with revenues of $139.3 million in 1998 compared to $92.9 million in 1997, while Natural Gas and Oil Production revenues declined $3.9 million. All of the increase was due to increased demand for services provided by our DP vessels, particularly the UNCLE JOHN, WITCH QUEEN and BALMORAL SEA, which together contributed 62% of the increase. In addition, two new vessels, the SEA SORCERESS and MERLIN, contributed $10.3 million of the increase. The charter of two COFLEXIP vessels, the MARIANOS during the first quarter and the CONSTRUCTOR in the second, added $8.0 million to the 1998 revenues.

     Natural Gas and Oil Production revenues were $12.6 million in 1998 as compared to $16.5 million in 1997. The decrease was due to a decline in production from 5.7 Bcfe during 1997 to 4.9 Bcfe in 1998 and a decline in average gas prices from $2.57/Mcf for 1997 to $2.12/Mcf during 1998. The decline in production is a result of five wells going off line in the second quarter and remedial work being delayed into the fourth quarter due to a lack of equipment and then by weather.

     Gross Profit. Gross profit increased by $15.5 million, or 46%, from $33.7 million in 1997 to $49.2 million in 1998 with the UNCLE JOHN, WITCH QUEEN and BALMORAL SEA making up the majority of the increase. The remaining increase was due to improved demand for the two saturation diving vessels and other vessels which work from the shore to 300 feet of water in the Gulf. Subsea and Salvage margins increased from 27% in 1997 to 33% during 1998 due mainly to outstanding offshore performance and demand for DP vessels.

     Natural Gas and Oil Production gross profit was $3.5 million in 1998 as compared to $8.4 million in the prior year. The decrease was due to the aforementioned declines in average natural gas prices and production during 1998 as compared to 1997 and to efforts to re-establish production in the second half of the year.

     Selling and Administrative Expenses. Selling and administrative expenses increased $4.6 million to $15.8 million in 1998 as compared to 1997. The $15.8 million includes a $4.5 million provision principally for 1998 incentive compensation compared to $2.9 million provided in 1997. The remainder of the increase was due to the addition of new personnel to support our Deepwater strategy, growth in our base business and, to a

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lesser extent, the cost of a supply chain management consulting project. Selling and administrative costs were 10% of revenues in 1998, a level identical to that in 1997.

     Other Income and Expenses. We recorded $2.6 million in 1998 reflecting our share of earnings of Aquatica. Net interest income and other of $1.1 million for 1998 compares to $208,000 of net interest expense and other for 1997. This improvement was due to our remaining debt free since completion of our initial public offering of common stock in July 1997 through December 1998.

     Income Taxes. Income taxes were $13.0 million in 1998 as compared to $7.8 million for the prior year. The increase was due to our increased profitability as the effective tax rate remained 35% in both years. Roughly 35% of the 1998 tax provision was deferred due mainly to increased depreciation in addition to our Deepwater research and development efforts.

     Net Income. Net income increased 67% to $24.1 million in 1998 as compared to $14.5 million in 1997 as a result of factors described above. Diluted earnings per share increased 48% (19 percentage points less than the net income increase) in 1998, as compared to 1997, due to the impact on weighted average common shares outstanding of the new shares issued in our July 1997 initial public offering.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically funded operating activities principally from internally generated cash flow, even during periods of weak industry demand such as 1998, 1999 and the first half of 2000. We completed an IPO of common stock on July 7, 1997, with the sale of 2,875,000 shares generating net proceeds to Cal Dive of approximately $39.5 million, which resulted in $15.0 million of cash on hand after paying off all debt outstanding. Since our IPO three years ago, internally generated cash flow, along with proceeds received from the sale and leaseback of the CAL DIVE AKER DOVE of $20.0 million, has funded approximately $164.0 million of capital expenditures while enabling us to remain essentially debt free. As of June 30, 2000, we had $8.1 million of working capital and $1.1 million debt outstanding under a $40.0 million revolving credit agreement. On August 16, we closed a $138.5 million low interest, long-term financing for the construction of the Q4000. Interest on this financing is at a floating rate, currently approximately 6.9%. Proceeds from the initial draw of $40.1 million were used to repay all borrowings under our revolving line of credit and to fund current construction calls for the Q4000. Since we had already funded $67.0 million of the vessel's estimated $150 million construction cost through internally generated cash flow, the $25.0 million net balance from this first draw is available for general corporate purposes.

     Operating Activities. Net cash provided by operating activities was $23.5 million in the six months ended June 30, 2000, as compared to $5.9 million in the first half of 1999. This increase was mainly due to $17.7 million of funding from the collection of accounts receivable during the first half of 2000 as we collected all amounts due on the EEX Cooper abandonment project (the largest contract in our history) during the first quarter. In addition, depreciation and amortization increased $6.6 million to $13.2 million for the first half of 2000 due mainly to ERT depletion associated with increased production levels. These increases were partially offset by a $6.0 million reduction in accounts payable and accrued liabilities as we paid third party costs related to the EEX Cooper project, and we also paid for the new engines for the UNCLE JOHN (which were previously committed and accrued for), which were installed during June through August 2000.

     Net cash provided by operating activities was $25.5 million in 1999, as compared to $35.7 million provided in 1998. This decrease is primarily the result of decreased profitability and the level of funding required to fund the increases in accounts receivable ($16.9 million required in 1999 compared to $900,000 returned in 1998) which occurred primarily as a result of the terms negotiated with EEX Corporation for the Cooper abandonment project. Pursuant to those terms, $22.0 million was paid in January 2000. In addition, depreciation and amortization increased as a result of natural gas and oil properties acquisitions along with the write down of carrying value of three ERT fields in 1999 discussed below.

     We experienced an increase in the level of funding from accounts payable and accrued liabilities of $15.7 million in 1999 compared to 1998. The increase relates primarily to accruals with respect to the Q4000 construction project and the EEX project.

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     Net cash provided by operating activities was $35.7 million in 1998, as compared to $22.3 million provided in 1997. This increase was primarily the result of increased profitability and a decline in the level of funding required to fund accounts receivable increases ($5.8 million required in 1997 compared to $900,000 returned in 1998). Other current assets increased $4.2 million at December 31, 1998 as compared to December 31, 1997 due mainly to the purchases of materials and supplies for the start up of the full field development program. In addition, depreciation and amortization increased as a result of vessel and natural gas and oil properties acquisitions.

     We experienced improved collections of our accounts receivable during 1998 as compared to the prior year. Total accounts receivable decreased $900,000 at December 31, 1998 as compared to December 31, 1997, while revenues grew 39% in 1998 compared to 1997. Our average number of days to bill and collect our trade receivables decreased by 10 days in 1998 as compared to 1997.

     Investing Activities. Capital expenditures have consisted principally of strategic asset acquisitions related to the assembly of a fleet of DP vessels, including the WITCH QUEEN, BALMORAL SEA, UNCLE JOHN, SEA SORCERESS, MERLIN and CAL DIVE AKER DOVE, construction of the Q4000, acquisition of Aquatica, improvements to existing vessels and the acquisition of offshore natural gas and oil properties. We have consistently targeted the year 2001 as the time when we expect to see a significant acceleration in Deepwater demand. As a result, we incurred $47.9 million of capital expenditures during the first half of 2000 compared to $32.0 million during the comparable prior year period and 1999 capital expenditures of $77.4 million were over five times the prior year. Included in the $47.9 million of capital expenditures in the first half of 2000 was $33.0 million for the construction of the Q4000. Also, during the first half of 2000, ERT acquired interests in six offshore blocks from EEX Corporation and agreed to operate the remaining EEX properties on the OCS. The acquired offshore blocks include working interests from 40% to 75% in five platforms, one caisson and 13 wells. ERT agreed to a purchase price of $4.9 million, assumed EEX Corporation's prorated share of the abandonment obligation for the acquired interests and entered into a two-year contract to manage the remaining EEX operated properties. EEX personnel who operated these properties also became ERT employees. This acquisition was funded by restricted cash obtained from prior property sales which were structured as Section 1031 "like kind" exchanges for tax purposes and, accordingly, the gains from the sales were deferred for tax purposes.

     Included in the $32.0 million of capital expenditures in the first half of 1999 is $15.6 million for the acquisition of Hvide Marine's 56% interest in the CAL DIVE AKER DOVE, a newbuild DP anchor handling and subsea construction vessel. In addition, ERT property acquisitions and well recompletion work required funding of $10.1 million. In connection with the aforementioned ERT property acquisitions, the seller prepaid $7.8 million of the decommissioning liability.

     1999 capital expenditures of $77.4 million include:

      --   $31.0 million for the construction of the Q4000

      --   $18.9 million for the acquisition of the CAL DIVE AKER DOVE

      -- $17.0 million for property acquisitions by ERT (internally funded from deferred lease abandonment costs prepaid by the seller in connection with ERT's acquisition of an offshore property and proceeds from the sale of other ERT offshore properties)

      --   cash spent to purchase new engines for the UNCLE JOHN

     In December 1999, a Cal Dive-affiliated company entered into a sale-leaseback of the CAL DIVE AKER DOVE. Our portion of the proceeds received totaled $20.0 million and resulted in a gain of $1.4 million, which was deferred and is being amortized over the ten year term of the lease. The lease, which is accounted for as an operating lease, requires the affiliated company to make quarterly payments of $988,000 and contains a renewal option and options to purchase the vessel for amounts approximating fair market value after 8 1/2 years of the lease term and at the end of the lease term.

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

     During the first four months of 1999, in four separate transactions, ERT acquired interests in 20 blocks in exchange for cash consideration, as well as assumption of the pro rata share of the related decommissioning liabilities. During 1998, ERT acquired net working interests in six blocks involving two separate fields in exchange for cash consideration as well as assumption of the pro rata share of the related decommissioning liability. In connection with 1999 and 1998 offshore property acquisitions, ERT assumed net abandonment liabilities estimated at approximately $19.5 million and $3.4 million, respectively.

     During the third quarter of 1999, ERT substantially completed a well exploitation program, which included five recompletions and which led to the sale of its interest in three offshore blocks. One of ERT's operating policies is that it will sell assets (such as offshore leases, platforms and compressors) when the expected future revenue stream can be accelerated in a single transaction. Accordingly, proceeds received from such transactions are recorded as revenue in the period received. These sales were structured as "like kind" exchanges for tax purposes. Accordingly, the cash received was restricted to use for subsequent acquisitions of additional natural gas and oil properties, which, as discussed above, occurred in the first quarter of 2000. Since its inception, ERT has acquired interests in 49 offshore leases, sold eight (two in 1997, two in 1998, three in 1999 and one in 2000) and taken one field full cycle to decommissioning. The well exploitation work completed during the third quarter also enabled ERT to assess and write down the carrying value of three ERT fields, including one where a third party vendor damaged the reservoir formation. The net result of the sales, including the write down, and the 1999 well exploitation program was to add approximately $.13 to 1999 diluted earnings per share.

     Since 1992, we have invested $45.1 million to acquire 49 offshore natural gas and oil leases. We record the amount of cash paid together with the abandonment liability assumed at the time such properties are acquired. As of June 30, 2000, our total decommissioning liability was $30.4 million, compared to $27.0 million as of December 1999 and $9.9 million as of December 1998. Only the cash paid at closing is reflected in our statement of cash flows together with bond and escrow deposits required in connection with these purchases. The MMS requires operators in the Gulf to post an areawide bond of $3.0 million. Beginning in 1998, the MMS allowed us to utilize an insurance carrier to provide such bonding.

     In February 1998, we purchased a significant minority equity interest in Aquatica, a surface diving company, for $5.0 million. Effective August 1, 1999, 696,000 shares of our common stock were issued in exchange for all of the remaining common stock of Aquatica. This acquisition was accounted for as a purchase with the acquisition price being allocated to the assets acquired and liabilities assumed based upon their estimated fair values, resulting in goodwill of $12.0 million which is being amortized over 25 years on a straight-line basis. Results of operations for Aquatica are consolidated with those of Cal Dive for periods subsequent to August 1, 1999.

     We incurred $14.9 million of capital expenditures during 1998. In January 1998, ERT acquired interests in six blocks involving two separate fields from Sonat Exploration Company for cash and assumption of Sonat's pro rata share of the related decommissioning liability. The remaining balance includes costs associated with placing the MERLIN in service and additions to the SEA SORCERESS in preparation for a new project as well as the cost of new steel and equipment added to the WITCH QUEEN, BALMORAL SEA and CAL DIVER V during 1998 drydock inspections.

     Financing Activities. We have financed seasonal operating requirements and capital expenditures with internally generated funds, borrowings under credit facilities, the sale of common stock and the sale-leaseback transaction described above. The revolving credit agreement, as amended, which terminates in December 2000, currently provides for a $40.0 million revolving line of credit, is secured by trade receivables and mortgages on our vessels, prohibits the payment of dividends on our capital stock and contains only one financial covenant (a fixed charge coverage ratio limitation) and a limitation that debt not exceed $120.0 million (excluding the MARAD financing). Interest on borrowings under the revolving credit agreement is equal to the prime rate with incentive pricing thereafter pursuant to a formula based upon EBITDA (as defined in the revolving credit agreement). On June 30, 2000, we drew $1.1 million on our revolving credit facility to prepay certain vendors, and no borrowings were outstanding as of December 31, 1999. Letters of credit are also available under the revolving credit agreement, which we typically use if

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performance bonds are required or, in certain cases, in lieu of purchasing U.S.
Treasury Bonds in conjunction with gas and oil property acquisitions.

     The only other financing activity in the six months ended June 30, 2000 and in 1999 and 1998 represents the exercise of employee stock options.

     Capital Commitments. Our Board of Directors has approved a capital budget of $120.0 million for the year 2000, with approximately $85.0 million of that associated with the Q4000. We have recently closed the long-term financing for construction of the Q4000. This $138.5 million financing is pursuant to Title XI of the Merchant Marine Act which is administered by MARAD. At the time the financing closed, we made an initial draw of $40.1 million toward construction funding with additional draws expected to occur at the end of 2000 and upon delivery of the vessel. As a result of the June 2000 loss of the BALMORAL SEA, we will likely accelerate the timing of the conversion of the SEA SORCERESS to full dynamic positioning which, if approved by the Board of Directors, will add $20.0 million to $25.0 million to our 2000 capital budget.

     We recently acquired a 20% working interest in the Gunnison prospect, a Deepwater Gulf oil and natural gas project, in partnership with Kerr-McGee Oil & Gas Corporation, the operator. Consistent with our philosophy of avoiding exploratory risk, financing for the exploratory costs is being provided by an investment partnership, consisting of members of Cal Dive's senior management, in exchange for a 25% overriding royalty interest. The investment partnership has agreed to fund up to $15.0 million of our exploratory and appraisal activities required under the agreement pursuant to which we acquired our working interest. We have also agreed with the investment partnership to fund up to $49.0 million in development costs and up to $1.0 million of certain additional costs for the Gunnison prospect and to convey to the investment partnership any value received from the transfer of any portion of our working interest prior to commencement of the initial production system funding.

     In connection with our business strategy, we evaluate acquisition opportunities (including additional vessels as well as interests in offshore natural gas and oil properties). No such acquisitions are currently pending.

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                                  THE INDUSTRY

     The offshore oilfield services industry in the Gulf originated in the early 1950s to assist natural gas and oil companies as they began to explore and develop offshore fields. The industry has grown significantly since the early 1970s as the domestic oil and gas industry has increasingly relied upon offshore fields for new production. The industry has benefitted and will continue to benefit from a number of trends including the following:

      -- Consolidation of natural gas and oil exploration and production industry participants and increasing reliance by the major oil companies on outsourcing (full field development) of subsea construction activities.

      -- Advances in exploration, extraction and production technology that have enabled industry participants to cost-effectively enter the Gulf Deepwater.

      -- Increased demand for decommissioning services as the offshore natural gas and oil industry continues to mature.

     In response to the natural gas and oil industry's migration to the Deepwater, equipment and vessel requirements have also changed. Most vessels currently operating in the Deepwater Gulf were designed in the 1970s and 1980s for work to a maximum depth of approximately 1,000 feet. These vessels have been modified to take advantage of new technologies and now operate in depths up to 4,000 feet. Currently, there is an unmet demand in the Gulf for new generation vessels, such as the Q4000, that are specifically designed to work in water depths up to 10,000 feet.

     Defined below are certain terms and ideas helpful to understanding the services we perform in support of offshore development:

          Bcfe: When comparing oil to natural gas, refers to billion cubic feet equivalent.

          Dive Support Vessel (DSV): Specially equipped vessel which performs services and acts as an operational base for divers, ROVs and specialized equipment.

          Dynamic Positioning (DP): Computer-directed thruster systems that use satellite-based positioning and other positioning technologies to ensure the proper counteraction to wind, current and wave forces enabling the vessel to maintain its position without the use of anchors. Two DP systems are necessary to provide the redundancy required to support safe deployment of divers, while only a single DP system is necessary to support ROV operations.

          Full Field Development: The ability to offer to oil and gas companies a range of services from subcontracting to complete field development solutions, from procurement and installation of flowlines, wellheads, control systems, umbilicals and manifolds to installation and commissioning of the complete production system. Many oil and gas companies prefer to contract with a consortium capable of undertaking major portions of or the entire field development project. Full field development services can relieve a customer of a substantial amount of the burdens of management of field developments.

          Life of Field Services: Includes services performed on facilities, trees and pipelines from the beginning to the economic end of the life of an oil field, including installation, inspection, maintenance, repair, contract operations, well intervention, recompletion and abandonment.

          MBbl: When describing oil, refers to a thousand barrels.

          Minerals Management Service (MMS): The government regulatory body having responsibility for United States waters in the Gulf.

          MMcf: When describing natural gas, refers to million cubic feet.

          Moonpool: An opening in the center of a vessel through which a saturation diving system or ROV may be deployed, allowing safe diver or ROV deployment in adverse weather conditions.

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          Outer Continental Shelf (OCS): For purposes of our industry, areas in the Gulf from the shore to 1,000 feet of water.

          Production Contracting: A partnering arrangement between a natural gas and oil exploration and development company and a subsea contractor in which the contractor agrees to fund a percentage of the exploration and production costs, typically in exchange for securing the contracting work. This arrangement helps align the interests of the parties.

          Remotely Operated Vehicle (ROV): Robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks beyond the capability of manned diving operations.

          Saturation Diving: Saturation diving, required for work in water depths between 300 and 1,000 feet, involves divers working from special chambers for extended periods at a pressure equivalent to the pressure at the work site.

          Spot Market: Prevalent market for subsea contracting in the Gulf, characterized by projects generally short in duration and often of a turnkey nature. These projects often require constant rescheduling and the availability or interchangeability of multiple vessels.

          Subsea Construction Vessels: Subsea services are typically performed with the use of specialized construction vessels which provide an above water platform that functions as an operational base for divers and ROVs. Distinguishing characteristics of subsea construction vessels include DP systems, saturation diving capabilities, deck space, deck load, craneage and moonpool launching. Deck space, deck load and craneage are important features of the vessel's ability to transport and fabricate hardware, supplies and equipment necessary to complete subsea projects.

                                    BUSINESS

     We are an energy service company specializing in subsea construction. We operate in all water depths in the Gulf, with services that cover the lifecycle of an offshore natural gas or oil field. We have a longstanding reputation for innovation in subsea construction techniques, equipment design and partnering with our customers. Our diversified fleet of 15 vessels performs services supporting drilling, well completion, construction and decommissioning projects involving pipelines, production platforms and risers and subsea production systems. We also acquire selected mature, non-core offshore natural gas and oil properties from operators and provide them with a cost effective alternative to the decommissioning process. Our customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

OUR HISTORY

     We trace our origins to California Divers Inc., a company which pioneered the use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths greater than 250 feet. We began operations in the Gulf in 1975. For over three decades, we have developed a reputation for innovation which has kept us on the leading edge of subsea technological developments.

      --   1984-- Saturation Vessels: Custom designed the first DSV with moonpool deployed saturation diving systems dedicated for use in the Gulf.

      --   1986-- Turnkey Contracting: Began providing subsea construction work on a fixed price basis enabling Gulf customers to better control project costs.

      --   1989-- Salvage Operations: Chartered, and later acquired, the CAL
                 DIVE BARGE I for shallow water salvage operations, a business complementary with our traditional diving services.

      --   1992-- Natural Gas Production: Formed a natural gas production company, ERT, to expand customer options for decommissioning mature offshore properties and to expand off-season salvage activity.

      --   1993-- Well Servicing: Added new upstream capabilities, such as well servicing, to complement our salvage services and to exploit the value of ERT properties through enhanced recovery techniques.

      --   1994-- Dynamic Positioning: Chartered a DP DSV for use in the Gulf,
                 enabling us to work through the winter months and in deeper water.

      --   1995-- Acquired DP DSV: Acquired and enhanced a DP DSV, the WITCH
                 QUEEN, to expand our marine construction and subsea services to include flexible pipelay, umbilical coiled line pipe installation, decommissioning and ROV support.

      --   1996-- Multi-Service Vessel: Acquired and enhanced a semi-submersible
                 MSV, the UNCLE JOHN, as the cornerstone of our Deepwater strategy, thereby expanding our product line to include geotechnical investigation, laying of infield flowlines, installation of flexible jumpers, hard jumpers, platforms and risers and turnkey field development.

      --   1997-- Strategic Asset Acquisitions and Alliances: Added two
                 Deepwater vessels and formed alliances with offshore service and equipment providers to enhance our ability to provide full field development and life of field management services.

      --   1999-- Increased Reserves and Added New Capabilities: Doubled ERT's
                 proved reserves and annual production; added advanced capabilities to our Deepwater services through our new vessel the CAL DIVE AKER DOVE and commencement of construction of the Q4000.

      --   2000-- Production Contracting: Expanded our Deepwater strategy by partnering with one of our customers and acquiring an interest in a Gulf Deepwater oil and gas exploration project.

OUR STRENGTHS

     Our objective is to increase shareholder value by strengthening our market position as a leading energy service company specializing in subsea construction in the Gulf. Since becoming a public company in July 1997, we have delivered an average annual return on invested capital of 17% despite a competitive industry environment. We have been able to achieve our objective by focusing on the following business strengths:

  DIVERSIFIED FLEET OF VESSELS

     Our fleet possesses a diversified and technically advanced set of shallow water and Deepwater subsea construction, maintenance and decommissioning capabilities. The comprehensive services provided by our vessels are both complementary and overlapping, enabling us to deploy them to areas of greatest utility and margin potential in all water depths where development is currently contemplated. To enhance the capabilities of our fleet, we have recently undertaken a number of important initiatives:

     Began construction of the Q4000. In September 1999, we began construction of our newest Deepwater vessel, the Q4000, a sixth generation, semi-submersible multi-service vessel that we believe will greatly improve the economics of Deepwater completion and construction operations. The vessel, being constructed at an estimated cost of $150 million, incorporates our latest technologies, including various patented design elements, such as the absence of lower hull cross bracing. Planned variable deck load of approximately 4,000 metric tons and a large deck area will make the vessel particularly well suited for Deepwater construction projects. High transit speed will allow it to move rapidly from one location to another. The Q4000 is expected to be placed into service in the third quarter of 2001, in time for an anticipated increase in Deepwater construction activities.

     Acquired the remaining shares of Aquatica and expanded its fleet. In August 1999, we acquired the 55% of Aquatica that we did not already own in exchange for 696,000 shares of Cal Dive common stock. Aquatica offers a customer focused bundle of marine construction and diving services in water depths from the shore to 300 feet. We have consolidated under Aquatica the management of all shallow water market services and expanded its fleet from two to six vessels through the transfer of two Cal Dive utility vessels, the purchase of a 167 foot supply vessel, which has been upgraded to include a four point mooring system, and the construction of a new 120 foot utility dive support vessel.

     Acquired the CAL DIVE AKER DOVE. Capitalizing on a period of reduced industry activity, we were able to acquire from a financially distressed company a 56% interest in the CAL DIVE AKER DOVE in June 1999 on favorable terms. This transaction broadens our capabilities to include upstream applications such as pre-set moorings and suction pile anchoring for Deepwater rigs.

     Upgraded the UNCLE JOHN: We completed a major upgrade of the UNCLE JOHN over a period of three months during 2000. This work included the purchase and installation of new engines, improved DP thrusters and state-of-the-art electrical and computer systems. It enhances the capabilities of this multi-service, well intervention vessel, the only semi-submersible MSV dedicated to the Gulf.

  EXPERIENCED PERSONNEL AND TURNKEY CONTRACTING

     In 1999, the total number of people employed in the oil and gas business continued to decline due to weak industry fundamentals. This trend and consolidation in the oil and gas industry have resulted in the transfer of more responsibility to contractors and suppliers. A key element of our growth strategy has been and will continue to be our ability to attract and retain experienced industry personnel who we believe are the best in the industry at providing turnkey contracting. Our success is in large part due to our highly qualified corporate and operating management teams have enabled us to compete effectively in the Gulf's unique "spot market" for offshore construction projects and to successfully manage turnkey contracting projects to satisfy customer needs.

     We believe the recognized skill of our personnel and successful operating history uniquely position us to capitalize on the trend in the oil and gas industry towards increased outsourcing to contractors and suppliers.

Recently, we have been a general contractor on several major Deepwater projects, such as Exxon Diana and EEX Cooper.

  MAJOR PROVIDER OF MARINE CONSTRUCTION SERVICES ON THE OCS

     Since 1984, when we custom designed the first Gulf dive support vessel with a moonpool deployed saturation diving system, we have been a major provider of saturation diving services in the Gulf at water depths from 300 to 1,000 feet. We believe the Aquatica acquisition doubled the size, and significantly increased the management strength of, our shallow water diving operations, making us the largest diving services supplier on the OCS.

     We expect increasing demand for our OCS diving services as Deepwater field developments are connected to the existing Gulf infrastructure. Equally important, the Gulf, and particularly the OCS region, supplies approximately 30% of the natural gas consumed in the United States. Depletion of existing reserves, coupled with increased demand for natural gas, will require exploitation and development of OCS reservoirs.

  NEW OCS SERVICES

     In 1999, we launched our new fast-track, full field development service to assist customers on the OCS. Our vessels, personnel and technical expertise, coupled with those of our alliance partners, are well suited for larger fast-track projects. With over 4,000 platforms and production facilities already in place in the Gulf, we believe that new field developments need not be re-engineered. Instead, we now stock industry standard subsea trees, prefabricated modules, well panels and controls and umbilicals which can be readily adapted for immediate assembly and used in new developments. We completed four full field/pipelay projects in 1999 and two in the first half of 2000.

     In addition, customers have responded enthusiastically to a product offering introduced in 1998, laying coiled line pipe and umbilicals, as a very cost effective means of hooking up OCS reservoirs. During 1999, we laid 184,000 feet of 4 1/2-inch diameter flow line pipe.

  LEADER IN DECOMMISSIONING OPERATIONS

     Over a decade ago, Cal Dive implemented a strategy that has made us a dominant player in the salvage market, a regulatory driven business that serves as a hedge against downturns in commodity prices. The MMS estimates that it will cost over $5.0 billion to remove the over 4,000 platforms and plug and abandon over 20,000 wells that have been installed in the Gulf over the last 50 years. As the market leader, we were busy in 1999 even though the removal of two pile or greater structures declined substantially. We expect demand for decommissioning services to increase due to the significant backlog of platforms that must be removed in accordance with government regulations. When the structure to be removed exceeds the capacity of our equipment, our alliance with Horizon Offshore provides the necessary derrick barge and heavy lift capacity.

     In the first and second quarters of 1999, we performed the largest salvage contract in our history. The decommission of Sabine Pass No. 9 involved the removal of nine structures with 24 wells and 30 pipelines. This complex work involved not only our barge and vessels but also project management of equipment from a number of alliance partners.

     During the second half of 1999 and first quarter of 2000, we undertook the Cooper field abandonment, the first ever Deepwater subsea decommissioning project in the Gulf. We removed a large freestanding production riser, a 12-point mooring system, the floating production unit and a variety of subsea equipment and plugged and abandoned six subsea wells. Three of our vessels, the UNCLE JOHN, WITCH QUEEN and CAL DIVE AKER DOVE, performed a number of difficult operations including solving complex and unanticipated downhole wellbore problems such as paraffin blockages and hydrates. Technical aspects of the project, the largest ever undertaken by Cal Dive, were featured in the November 1999 issue of Offshore magazine.

OUR STRATEGY

     In addition to continually leveraging our current strengths, we intend to further achieve our shareholder value objective by utilizing the following strategies:

  FOCUSING ON THE GULF

     We will continue to focus on the Gulf, where we have provided marine construction services since 1975. Deepwater technologies that drive worldwide growth for our industry are to a large extent being developed and tested in the Gulf. We expect natural gas and oil exploration, development and production activity levels in the Gulf to increase significantly as a result of several factors, including:

      --   Higher natural gas and oil prices

      -- Use of advanced exploration technologies such as computer aided exploration and 3D seismic, which have enhanced reservoir mapping and increased drilling success rates

      -- Utilization of new subsea completion and production technologies, which have encouraged Deepwater drilling and development

      -- Expansion of the region's production infrastructure to accommodate new production from Deepwater natural gas and oil fields

      -- Discoveries of "stranded" reservoirs in the Deepwater with relatively small hydrocarbon reserves (50 million to 100 million barrels) which are the target of our infield flowline strategy

      -- Continuous reserve replacement due to the short reserve life characteristic of Gulf natural gas fields

  DEPLOYING DEEPWATER APPLICATIONS

     Our deployment of Deepwater methodologies focuses upon upstream market niches such as pre-drilling and offering cost-effective alternatives to services generally provided by drilling rigs. Pre-drilling and rig alternative services include:

      --   Geotechnical survey

      --   Shallow sand and flow mitigation

      --   Pre-rig casing setting

      --   Mooring and template installation

      --   Temporary plug removal

      --   Slimbore well completion

      --   Subsea tree installation

     While also offering a full array of Deepwater construction services, our pipelay focus is upon infield flowlines and gathering systems, not the large diameter transmission lines targeted by our competitors. This market niche encompasses laying umbilicals, installation of flexible production risers and manifolds, tying-in flying leads and jumpers and the wellhead and downhole applications deployed from the UNCLE JOHN and Q4000.

  CAPTURING A SIGNIFICANT SHARE OF THE DEEPWATER SUBSEA CONSTRUCTION MARKET

     As activity in the Deepwater Gulf increases, we believe that demand will increase accordingly for those subsea contractors that possess DP vessels and the advanced technologies meeting the operational challenges of the Deepwater. We expect to benefit from this increase in demand because we have the largest fleet of DP vessels permanently deployed in the Gulf. Using our fleet, we provide integrated solutions to satisfy our customers' Deepwater subsea construction and maintenance needs. Our vessels and personnel and equipment provided by our alliance partners will allow us to increase our share of each Deepwater field development while minimizing project duration and overall cost to the customer.

     During the summer of 1999, the UNCLE JOHN established a deepwater record for a subsea construction vessel at Exxon's high profile Diana field. We installed two 50-ton suction piles, a 70- and 92-ton manifold and five subsea trees in 4,800 feet of water. We believe this is the first time a vessel other than a drilling rig has ever completed such tasks. All of the items were lowered to the seabed on a drillstring from the derrick on the UNCLE JOHN, while two Triton XL ROV systems handled positioning. The project saved Exxon an estimated 20% relative to a depressed market rate for offshore drill rigs. In February 2000, the UNCLE JOHN remobilized to the Diana field to install jumper spools in a project which ran through April.

  BUILDING ALLIANCES TO EXPAND THE SCOPE OF OUR SERVICES AND TECHNOLOGY

     We believe our customers prefer to obtain integrated solutions from a single source. Cal Dive has entered into alliance agreements with a number of domestic and internationally recognized contractors and manufacturers to enable us to fulfill this need. These alliances enable us to offer state-of-the-art products and services while maintaining our low overhead basis. Our alliances include:

      -- Aker Maritime Corporation--Vessel for upstream services such as anchor handling and template lowering

      --   Canyon Offshore Inc.--Robotics and technical support

      --   FMC Corp.--Well intervention hardware and risers

      -- Fugro-McClelland Marine Geoscience, Inc.--Geotechnical coring and survey

      -- Horizon Offshore Ltd.--Derrick barge heavy lift and shallow pipelay and burial

      --   Quality Tubing--Vehicles to install coiled tubing

      --   Schlumberger Limited--Deepwater downhole services

      --   Shell Offshore, Inc.--Vessels for well intervention

      -- Total Offshore Production System, Inc.--Preferred provider of subsea construction services

  MAXIMIZING THE VALUE OF MATURE NATURAL GAS AND OIL PROPERTIES

     We formed ERT in 1992 to exploit a market opportunity to provide a more efficient solution to the abandonment of offshore properties, to expand the utilization of our assets in off-season periods and to establish field operating capabilities. We believe ERT's reputation in the industry and our experience in decommissioning projects make us a preferred buyer of mature natural gas and oil properties. ERT is one of the few companies with the combined attributes of financial strength, reservoir engineering capabilities, operations expertise and company-owned salvage assets acquiring and operating mature properties in the Gulf. We believe that these attributes result in significant strategic and economic advantages to us. In the last three years, ERT has purchased properties from Unocal, Texaco, Conoco, Sonat, Shell, Vastar and Spirit. Over this period, we significantly expanded our team by hiring experienced geologists, reservoir and production engineers and facilities management and lease operations specialists.

     In early 1999, the collapse of natural gas and oil prices allowed us to quickly increase ERT's mature property base by acquiring 20 offshore blocks and tripling the number of operated wells. In February 2000, ERT acquired interests in six offshore blocks formerly owned by EEX Corporation and agreed to operate the remaining EEX properties on the OCS.

     As a result of these actions, ERT's key operating statistics as of June 30, 2000 are as follows:

      -- Production of 7.5 Bcfe for the first half of 2000, up from 3.3 Bcfe for the first half of 1999

      --   Operator of 200 wells

      --   35.0 Bcfe of proved reserves

  PARTNERING WITH CUSTOMERS

     During 2000, we introduced a new economic model focused upon maximizing overall economic returns by partnering with oil and gas producers. The traditional producer/contractor working relationship can be adversarial and expensive, and thus does not focus upon preserving the value of the reservoir. This conflict is reduced by aligning the interests of both the producer and service companies through equity participation in the reservoir. This strategy recognizes that smaller, fractured Deepwater reservoirs require a more cost-effective approach to field development. Our ability to successfully partner with our customers differentiates us from our competitors.

     Recently, we acquired a 20% working interest in the Gunnison prospect, a Gulf Deepwater oil and natural gas exploration project, in partnership with Kerr-McGee Oil & Gas Corporation, the operator. Consistent with our philosophy of avoiding exploratory risk, financing for the exploratory costs is provided by an investment partnership, the investors of which are members of Cal Dive's senior management, in exchange for a 25% override of our working interest. The success at Gunnison combined with the oil and gas field operating capabilities established within ERT enable us to:

      -- Provide complete development and field operations for pure exploration independent producers

      -- Partner on a working interest basis with the producer in a reservoir where Cal Dive has a meaningful interest in development work

      -- In certain situations, contract for marine construction work with partial payment of profits out of production

OUR VESSELS

     We own a fleet of 15 vessels and one ROV. Management believes that the Gulf market requires specially designed or equipped vessels to competitively deliver subsea construction services. Five of our vessels have DP capabilities specifically designed to respond to the Deepwater market requirements. Four of our vessels have the permanent capability to provide saturation diving services. Recent developments in our fleet include:

     Q4000: In September 1999, we began construction of our newest Deepwater multi-service vessel, the Q4000, a sixth generation, semi-submersible that we believe will greatly improve the economics of Deepwater completion and construction operations. The vessel, being constructed at an estimated cost of $150 million, incorporates our latest technologies, including various patented design elements such as the absence of lower hull cross bracing. Planned variable deck load of approximately 4,000 metric tons and a large deck area will make the vessel particularly well suited for large offshore construction projects in the Deepwater. High transit speed will allow it to move rapidly from one location to another. The Q4000 is expected to be placed into service in the third quarter of 2001, in time to meet an anticipated increase in Deepwater construction activities.

     CAL DIVE AKER DOVE: In June 1999, we purchased a controlling interest in the new build DP anchor handling vessel CAL DIVE AKER DOVE. The vessel is 279 feet long, 65 feet wide, has accommodations for 52 people, a large deck area of 7,700 square feet, 1,500 tons of deck load capacity and lifting capability provided by a 300 ton A-Frame crane and can handle 10,000 feet of wire in one piece for change out. She provides upstream services not previously performed by us, including anchor handling, wire inserts, pre-set mooring installation, towing, floating production storage and offloading installation, template/manifold/foundation lowering and supply boat mooring.

     MR. FRED: In March 2000, Aquatica acquired the MR. FRED, a 167 foot supply vessel which has been converted to support diving and marine construction services. The vessel has recently been upgraded with the installation of a four point mooring system.

     SEA SORCERESS: In 1997, we acquired the SEA SORCERESS as a DP conversion candidate given the strength of her hull (3-inch thick steel) and massive deck capable of carrying a 10,000 metric ton load. In 1999, the vessel was moved to the same Amfels, Inc. drydock where the Q4000 is being built. With market conditions improving and the loss of the BALMORAL SEA, the conversion of the SEA SORCERESS will be considered by our Board at its October meeting.

     New CAL DIVER IV: We contracted to have a replacement vessel built for our utility boat CAL DIVER IV as part of our ongoing program to upgrade the quality of our fleet. The original CAL DIVER IV was sold to Aquatica in January 1999 and was renamed the MR. JOE. The new vessel will be 120 feet long, 32 feet wide, have 1,440 feet of clear deck space, a 60 ton deck load capacity and galley accommodations for 24 people. It will be capable of ten knots cruising speed and is expected to be placed into service in the fourth quarter of 2000.

     UNCLE JOHN Upgrades: In August 2000, we completed a major upgrade of the UNCLE JOHN which included the purchase and installation of new engines, improved DP thrusters and state-of-the-art electrical and computer systems. This enhances the capabilities of this multi-service, well intervention vessel, the only semi-submersible MSV dedicated to the Gulf.

                      LISTING OF VESSELS, BARGES AND ROVS

                              DATE                                                MOONPOOL
                            CAL DIVE              CLEAR       DECK                LAUNCH/           CRANE
                            PLACED IN  LENGTH   DECK SPACE    LOAD     ACCOM-       SAT            CAPACITY
                             SERVICE   (FEET)   (SQ. FEET)   (TONS)   MODATIONS    DIVING           (TONS)
                            ---------  ------   ----------   ------   ---------   --------   --------------------
DP MSV:
  UNCLE JOHN..............      11/96   254       11,834        460      102          X                   2 x 100
  Q4000(2)................       2001   310       26,400      4,000      138          X              Derrick: 600
                                                                                                 1 x 350; 1 x 160
DP DSVs:
  WITCH QUEEN.............      11/95   278        5,600        500       60          X                        50
  MERLIN..................      12/97   198          955        308       42       --                     A-Frame
  CAL DIVE AKER DOVE(3)...       9/99   279        7,700      1,500       52       --                A-Frame: 300
CAL DIVE DSVs:
  CAL DIVER I.............       7/84   196        2,400        220       40          X                        20
  CAL DIVER II............       6/85   166        2,816        300       32          X                   A-Frame
  CAL DIVER V.............       9/91   168        2,324        490       30       --                     A-Frame
AQUATICA DSVs:
  CAL DIVER III...........       8/87   115        1,320        105       18       --                 --
  CAL DIVER IV(4).........       2000   120        1,440         60       24       --                 --
  MR. JIM.................       2/98   110        1,210         64       19       --                 --
  MR. JOE.................      10/90   100        1,035         46       16       --                 --
  MR. JACK................       1/98   120        1,220         66       22       --                 --
  MR. FRED................       3/00   167        2,465        500       36       --                          25
OTHER:
  SEA SORCERESS...........       8/97   374        8,600     10,000       50       --                 --
  CAL DIVE BARGE I........       8/90   150           NA        200       26       --                         200
  ROV.....................       4/97    25        --          --       --         --                 --


                            CLASSIFICATION(1)
                            -----------------
DP MSV:
  UNCLE JOHN..............     DNV
  Q4000(2)................     ABS
DP DSVs:
  WITCH QUEEN.............     DNV
  MERLIN..................     ABS
  CAL DIVE AKER DOVE(3)...     ABS
CAL DIVE DSVs:
  CAL DIVER I.............     ABS
  CAL DIVER II............     ABS
  CAL DIVER V.............     ABS
AQUATICA DSVs:
  CAL DIVER III...........     ABS
  CAL DIVER IV(4).........     ABS
  MR. JIM.................     USCG
  MR. JOE.................     ABS
  MR. JACK................     USCG
  MR. FRED................     USCG
OTHER:
  SEA SORCERESS...........     DNV
  CAL DIVE BARGE I........     ABS
  ROV.....................      --

------------

(1) Under government regulations and our insurance policies, we are required to maintain our vessels in accordance with standards of seaworthiness and safety set by government regulations and classification organizations. We maintain our fleet to the standards for seaworthiness, safety and health set by the ABS, Det Norske Veritas ("DNV") and the Coast Guard. The ABS is one of several classification societies used by ship owners to certify that their vessels meet certain structural, mechanical and safety equipment standards, including Lloyd's Register, Bureau Veritas and DNV among others.

(2) This vessel is expected to be placed into service in the third quarter of 2001.

(3) This vessel's capabilities include anchor handling.

(4) This vessel is expected to be placed into service in the fourth quarter of 2000.

     The BALMORAL SEA, a DP DSV we acquired in 1996, was extensively damaged and then sank in a fire while dockside in New Orleans, Louisiana on June 26, 2000. The fire apparently broke out as the vessel was being prepared to enter drydock for an extended period. The vessel crew was evacuated and there were no injuries. The fire fighting operation was conducted by the City of New Orleans. The vessel's book value and its recovery are fully covered by insurance. Because the vessel was expected to be out of service a good portion of the third quarter, the short term financial impact on us will be immaterial. Due to the extent of water damage to her critical electrical and other systems, she has been declared a total loss.

     We incur routine drydock inspection, maintenance and repair costs pursuant to Coast Guard Regulations and in order to maintain ABS or DNV classification for our vessels. In addition to complying with these requirements, we have our own vessel maintenance program which management believes permits us to continue to provide our customers with well maintained, reliable vessels. In the normal course of business, we charter other vessels on a short-term basis, such as tugboats, cargo barges, utility boats and dive support vessels. All of our vessels are subject to ship mortgages to secure our $40.0 million revolving credit facility with Fleet Credit Corporation, except the CAL DIVE AKER DOVE (which is leased) and the Q4000 (which is subject to the MARAD financing). As of June 30, 2000, we had borrowed $1.1 million under the Fleet Credit Corporation facility.

SUBSEA CONSTRUCTION

     We provide the following subsea construction services, among others, in both the shallow water and the Deepwater in the Gulf:

      -- Exploration. Pre-installation survey; rig positioning and installation assistance; drilling inspection; subsea equipment maintenance; well completion; search and recovery operations.

      -- Development. Installation of production platforms; installation of subsea production systems; pipelay support including connecting pipelines to risers and subsea assemblies; pipeline stabilization, testing and inspection; cable and umbilical lay and connection.

      -- Production. Inspection, maintenance and repair of production structures, risers and pipelines and subsea equipment; well intervention; life of field support.

      -- Decommissioning. Decommissioning and remediation services; plugging and abandonment services; platform salvage and removal; pipeline abandonment; site inspections.

  DEEPWATER

     In 1994, we began to assemble a fleet of DP vessels in order to deliver subsea services in the Deepwater. Our Deepwater fleet now consists of one semi-submersible DP MSV (the UNCLE JOHN), one DP anchor handling vessel (the CAL DIVE AKER DOVE), two DP DSV's (the WITCH QUEEN and the MERLIN), one Deepwater service barge (the SEA SORCERESS), two 4-point moored saturation DSVs (the CAL DIVER I and the CAL DIVER II) and one work class ROV. When completed, the Q4000 will be an integral part of this fleet.

     As the activity in the Gulf continues to migrate into the Deepwater, the challenges of this environment require subsea contractors to develop new technologies. We are a leader in solving the challenges encountered in the Deepwater, with many of our projects using methods or technologies we developed. With five Deepwater-capable vessels, we have the most technically diverse fleet deployed in the Gulf to meet our customers' Deepwater construction and maintenance needs. We also have established alliances with selected offshore service and equipment providers to enhance our ability to provide both full field development and life of field services.

     To enhance our ability to provide both full field development and life of field services, such as well intervention and production contracting, we have established several alliances with offshore service and equipment providers. See "-- Our Strategy -- Building Alliances to Expand the Scope of Our Services and Technology."

     Our recent Deepwater projects include:

                                                                            DEPTH
   FIELD          CUSTOMER                     DESCRIPTION                  (FEET)     YEAR
------------    ------------    ------------------------------------------  ------   ---------
Diana           Exxon Mobil     Record depth for installation work by
                                non-drilling rig                            4,600    1999/2000
Na Kika         Shell           Record depth for geotechnical sampling by
                                a non-drilling rig                          6,700      1998
Cooper          EEX             First ever Deepwater Gulf decommissioning   2,200    1999/2000
Genesis         Chevron         Logistical support for construction of
                                SPAR                                        2,500      1998
Troika          BP/Amoco        Largest spool pieces installed from a DP
                                vessel                                      1,800      1997
Baldpate        Amerada Hess    Installation of compliant tower and
                                catenary riser                              1,650      1998
Mensa           Shell           Record depth pipeline support structure
                                installed                                   5,400      1997
Ursa            Shell           Record depth for installation of risers     3,900      1998
Tahoe           Shell           Record depth for well intervention from a
                                non-drilling vessel                         1,400      1997

     In an extension of our Deepwater strategy, we recently acquired a 20% working interest in the Gunnison prospect, a Gulf Deepwater oil and natural gas project, in partnership with Kerr-McGee Oil & Gas Corporation, the operator. Consistent with our philosophy of avoiding exploratory risk, financing for the exploratory costs is being provided by an investment partnership, consisting of Cal Dive senior management, in exchange for a 25% override of our working interest. This strategic initiative further enhances our Deepwater strategy in three respects:

      -- Secures additional Deepwater contracting work at an earlier stage in the project's development

      --   Captures a greater portion of the contract let

      --   Aligns our interests with our customers'

SHALLOW WATER

     On the OCS, in water depths up to 1,000 feet, we perform traditional subsea services including air and saturation diving in support of marine construction activities. We believe we are uniquely qualified to provide these services in the Gulf "spot market" where projects are generally turnkey in nature, short in duration (two to thirty days) and require constant rescheduling and availability of multiple vessels. Fourteen of our fifteen vessels perform subsea traditional services, and five of them support saturation diving. We have the largest fleet of saturation diving and DP vessels permanently deployed in the Gulf. In addition, our highly qualified personnel have the technical and operational experience to manage turnkey projects to satisfy customers' requirements and achieve our targeted profitability.

     In August 1999, we acquired the 55% of Aquatica we did not already own. Aquatica was created in 1999 to take advantage of a void that opened in the market for subsea services in depths up to 300 feet. Sonny Freeman, formerly the Chief Operating Officer of American Oilfield Divers, has assembled a management team and developed a reputation for customer service far beyond that normally rendered in this market segment. We have now consolidated all shallow water assets under Aquatica management. Aquatica currently owns six DSVs (the MESSRS. JIM, JOE, JACK and FRED, CAL DIVER III and CAL DIVER IV).

SALVAGE

     Since 1989, we have undertaken a wide variety of decommissioning assignments, mostly on a turnkey basis. We have established a leading position in decommissioning facilities in the shallow water Gulf. We expect demand for decommissioning services to increase due to the significant number of platforms that must be removed in accordance with government regulations. Over 75% of the platforms in the Gulf are more than ten years old, and over 20,000 wells must ultimately be decommissioned. When the structure to be removed exceeds the capacity of our equipment, we have successfully managed the decommissioning by subcontracting the heavy lift to third party vendors through our alliance partners.

     The largest Deepwater and OCS decommissioning projects in our history, the Cooper field abandonment and Sabine Pass No. 9, were both completed in 1999. We were also awarded a Chevron package of small structure removals (20 caissons and two platforms) and undertook salvage projects for Samedan, Murphy Oil, Choctaw Oil and Gas, and Forcenergy. Also during 1999, we subcontracted Horizon Offshore derrick and pipelay barges to support the decommissioning of large structures and full field projects which added $10.0 million to 1999 revenues.

ERT

     We formed ERT in 1992 to exploit a market opportunity to provide a more efficient solution to offshore abandonment, to expand our off-season salvage and decommissioning activity and to support full field production development projects. ERT offers customers the option of selling mature offshore fields rather than contracting and managing the eight separate phases of the decommissioning process. We have assembled a team of personnel with experience in geology, geophysics, reservoir engineering, drilling, production engineering, facilities management and lease operations to position ERT to achieve its goals. ERT makes its money in three ways: lowering salvage costs by using our assets, operating the field more cost effectively and extending reservoir life through well exploitation operations. The collapse of commodity prices early in 1999 removed many of the small companies which buy mature properties from the market. The financial difficulties that these companies experienced reminded the majors and large independents that they must assume responsibility when buyers are not able to perform the abandonment obligation. As a result, ERT was able to double the number of operated properties and triple the number of wells operated in 1999 and early 2000. Together with our successful well exploitation program, production has increased by 4.0 Bcfe, or 82% over 1998 levels. Three of the properties we acquired in 1999 and early 2000 were oilfields which increased our oil and condensate production to 25% of ERT revenues in June 2000, compared to our historical average of 10%. As of June 30, 2000, we owned an interest in 129 gross (98 net) natural gas wells and 71 gross (50 net) oil wells located in offshore waters in the Gulf.

     The table below sets forth information, as of December 31, 1999, with respect to our estimated natural gas and oil net proved reserves and the present value of estimated future net cash flows at such date, based on estimates by Miller and Lents, Ltd.

                                                                    TOTAL PROVED
                                                               (DOLLARS IN THOUSANDS)
                                                               ----------------------
Estimated proved reserves (1):
  Natural gas (MMcf)........................................           25,381
  Oil and condensate (MBbls)................................            1,702
Standardized measure of discounted future net cash
  flows(2)..................................................          $22,843

------------

(1) Six blocks purchased in February of 2000 are not included in the above December 31, 1999 summary. As of June 30, 2000, Cal Dive's estimate for its proved natural gas and oil reserves were 26,053 MMcf of natural gas and 1,459 MBbls of oil, based on estimates by Cal Dive's engineers.

(2) The standardized measure of discounted future net cash flows attributable to our reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

CUSTOMERS

     Our customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. We estimate that in 1999 and in the six months ended June 30, 2000 we provided subsea services to over 150 customers. In the first six months of 2000, EEX Corporation and ExxonMobil accounted for 11% and 10%, respectively, of consolidated revenues. EEX Corporation accounted for 13% of consolidated revenues in 1999. Our projects are typically of short duration and are generally awarded shortly before mobilization. Accordingly, we believe backlog is not a meaningful indicator of future activities.

COMPETITION

     The subsea services industry is highly competitive. While price is a factor, the ability to acquire specialized vessels, to attract and retain skilled personnel and to demonstrate a good safety record are also important competitive factors. Our competitors on the OCS include Global Industries Ltd., Oceaneering International, Inc., Stolt Offshore S.A. and Torch, Inc., as well as a number of smaller companies, some of which only operate a single vessel, that often compete solely on price. For Deepwater projects, our principal competitors include COFLEXIP, Global Industries Ltd., Oceaneering International, Inc. and Stolt Offshore S.A. Other foreign based subsea contractors, including DSND Ltd, Rockwater, Ltd. and Saipem S.p.A., may periodically perform services in the Gulf.

     ERT also encounters significant competition for the acquisition of mature natural gas and oil properties. Our ability to acquire additional properties depends upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our competitors are well-established companies with substantially larger operating staffs and greater capital resources.

TRAINING, SAFETY AND QUALITY ASSURANCE

     We have established a corporate culture in which safety is expected to be the number one priority. Our corporate goal, based on the belief that all accidents are preventable, is to provide an injury-free workplace by focusing on correct safety behavior. Our safety procedures and training programs were developed by management personnel who came into the industry as divers and who know first hand the physical challenges of the ocean work site. As a result, management believes that our safety programs are among the best in the industry.

FACILITIES

     Our headquarters is 400 N. Sam Houston Parkway E., Houston, Texas. Our primary subsea and marine services operations are based in Morgan City, Louisiana. All of our facilities are leased.

                        PROPERTY AND FACILITIES SUMMARY

                                                    FUNCTION                            SIZE
                                         -------------------------------   -------------------------------
Houston, Texas.........................  Corporate Headquarters                         37,800 square feet
                                         Project Management
                                         Sales Office
Morgan City, Louisiana.................  Operations                                             28.5 acres
                                         Warehouse                                      30,000 square feet
                                         Offices                                         4,500 square feet
Lafayette, Louisiana (Aquatica)........  Operations                                                8 acres
                                         Warehouse                                      12,000 square feet
                                         Offices                                         5,500 square feet

We also have sales offices in Lafayette and Harvey, Louisiana.

GOVERNMENT REGULATION

     Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. We are subject to the jurisdiction of the Coast Guard, the Environmental Protection Agency, MMS and the U.S. Customs Service ("USCS") as well as private industry organizations such as the ABS.

     We support and voluntarily comply with the Association of American Diving Contractor Standards. The Coast Guard sets safety standards and is authorized to investigate vessel and diving accidents and recommend improved safety standards, and the Coast Guard is authorized to inspect vessels at will. We are required by various governmental and quasi-governmental agencies to obtain various permits, licenses and certificates with respect to our operations. We believe that we have obtained or can obtain all permits, licenses and certificates necessary for the conduct of our business.

     In addition, we depend on the demand for our services from the oil and gas industry and, therefore, our business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry generally. In particular, the development and operation of natural gas and oil properties located on the OCS of the United States is regulated primarily by the MMS.

     The MMS requires lessees of OCS properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators on the OCS are currently required to post an area wide bond of $3.0 million or $500,000 per producing lease. We currently have bonded our offshore leases as required by the MMS. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases. Any such suspensions or terminations of our operations could have a material adverse effect on our financial condition and results of operations.

     We acquire production rights to offshore mature natural gas and oil properties under federal natural gas and oil leases, which the MMS administers. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. These latter regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has issued regulations restricting the flaring or venting of natural gas and prohibiting the burning of liquid hydrocarbons without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Finally, under certain circumstances, the MMS may require any operations on federal leases to be suspended or terminated, and the MMS has recently proposed, but not yet enacted, regulations that would allow it to expel unsafe operators from existing OCS platforms and bar them from obtaining future leases.

     The MMS has issued a final rule governing the calculation of royalties and the valuation of crude oil produced from federal leases. The rule modifies the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on oil posted prices and assign a value to crude oil that better reflects market value, establishes a new MMS form for collecting value differential data and amends the valuation procedure for the sale of federal royalty oil. This rule might affect our operations. In addition, the MMS recently issued a final rule amending its regulations regarding costs for natural gas transportation which are deductible for royalty valuation purposes when natural gas is sold offlease. Among other matters, for purposes of computing royalty owed, the rule disallows as deductions certain costs, such as aggregator/marketer fees and transportation imbalance charges and associated penalties. The rule, however, was enjoined on March 28, 2000.

     Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which natural gas and oil could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" no later than January 1, 1993.

     Sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. The ultimate impact of the complex rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, many aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions.

     We cannot predict what further action the FERC will take on these matters; however, we do not believe that we will be affected by any action taken materially differently than other companies with which we compete.

     Additional proposals and proceedings before various federal and state regulatory agencies and the courts could affect the natural gas and oil industry. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, we do not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material effect upon the capital expenditures, earnings or competitive position.

ENVIRONMENTAL REGULATIONS

     Our operations are subject to a variety of federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws that are often complex and costly to comply with and that carry substantial administrative, civil and possibly criminal penalties for failure to comply. Under these laws and regulations, we may be liable for remediation or removal costs, damages and other costs associated with releases of hazardous materials including oil into the environment, and such liability may be imposed on us even if the acts that resulted in the releases were in compliance with all applicable laws at the time such acts were performed.

     The Oil Pollution Act of 1990, as amended ("OPA"), imposes a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline or the lessee or permittee of the area in which an offshore facility is located. OPA imposes liability on each responsible party for oil spill removal costs and for other public and private damages from oil spills. Failure to comply with OPA may result in the assessment of civil and criminal penalties. OPA establishes liability limits of $350 million for onshore facilities, all removal costs plus $75 million for offshore facilities and the greater of $500,000 or $600 per gross ton for vessels other than tank vessels. The liability limits are not applicable, however, if the spill is caused by gross negligence or willful misconduct, if the spill resulted from violation of a federal safety, construction, or operating regulation, or if a party fails to report a spill or fails to cooperate fully in the cleanup. Few defenses exist to the liability imposed under OPA. Management is currently unaware of any oil spills for which we have been designated as a responsible party under OPA that will have a material adverse impact on us or our operations.

     OPA also imposes ongoing requirements on a responsible party, including preparation of an oil spill contingency plan and maintaining proof of financial responsibility to cover a majority of the costs in a potential spill. We believe we have appropriate spill contingency plans in place. With respect to financial responsibility,

OPA requires the responsible party for certain offshore facilities to demonstrate financial responsibility of not less than $35 million, with the financial responsibility requirement potentially increasing up to $150 million if the risk posed by the quantity or quality of oil that is explored for or produced indicates that a greater amount is required. The MMS has promulgated regulations implementing these financial responsibility requirements for covered offshore facilities. Under the MMS regulations, the amount of financial responsibility required for an offshore facility is increased above the minimum amounts if the "worst case" oil spill volume calculated for the facility exceeds certain limits established in the regulations. We believe that we currently have established adequate proof of financial responsibility for our onshore and offshore facilities and that we satisfy the MMS requirements for financial responsibility under OPA and applicable regulations.

     OPA also requires owners and operators of vessels over 300 gross tons to provide the Coast Guard with evidence of financial responsibility to cover the cost of cleaning up oil spills from such vessels. We currently own and operate six vessels over 300 gross tons. Satisfactory evidence of financial responsibility has been provided to the Coast Guard for all of our vessels.

     The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the U.S. and imposes potential liability for the costs of remediating releases of petroleum and other substances. The controls and restrictions imposed under the Clean Water Act have become more stringent over time, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the exploration for and production of oil and gas into certain coastal and offshore water. The Clean Water Act provides for civil, criminal and administrative penalties for any unauthorized discharge of oil and other hazardous substances and imposes liability on responsible parties for the costs of cleaning up any environmental contamination caused by the release of a hazardous substance and for natural resource damages resulting from the release. Many states have laws which are analogous to the Clean Water Act and also require remediation of releases of petroleum and other hazardous substances in state waters. Our vessels routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our supply boats transport bulk chemical materials used in drilling activities and also transport liquid mud which contains oil and oil by-products. Offshore facilities and vessels operated by us have facility and vessel response plans to deal with potential spills of oil or its derivatives. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

     OCSLA provides the federal government with broad discretion in regulating the production of offshore resources of natural gas and oil, including authority to impose safety and environmental protection requirements applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and cancellation of leases. Because our operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under OCSLA to restrict the availability of offshore oil and gas leases, such action could have a material adverse effect on our financial condition and the results of operations. As of this date, we believe we are not the subject of any civil or criminal enforcement actions under OCSLA.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") contains provisions requiring the remediation of releases of hazardous substances into the environment and imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons including owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of or who arrange for disposal of hazardous substances released at the sites. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Third parties may also file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Although we handle hazardous substances in the ordinary course of business, we are not aware of any hazardous substance contamination for which we may be liable.

     Management believes we are in compliance in all material respects with all applicable environmental laws and regulations to which we are subject. We do not anticipate that compliance with existing environmental laws and regulations will have a material effect upon our capital expenditures, earnings or competitive position. However, changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities, and thus there can be no assurance that we will not incur significant environmental compliance costs in the future.

INSURANCE AND LITIGATION

     Our operations are subject to the inherent risks of offshore marine activity, including accidents resulting in personal injury and the loss of life or property, environmental mishaps, mechanical failures and collisions. We insure against these risks at levels consistent with industry standards. We also carry workers' compensation, maritime employer's liability, general liability and other insurance customary in our business. All insurance is carried at levels of coverage and deductibles that we consider financially prudent. Our services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. To date, we have been involved in no such catastrophic lawsuit. Although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, management believes that our insurance protection is adequate for our business operations. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on our business.

     We are involved in various legal proceedings primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. In addition, we from time to time incur other claims, such as contract disputes, in the normal course of business. In that regard, we entered into a subcontract with Seacore Marine Contractors Limited to provide the SEA SORCERESS for subsea excavation in Canada. Seacore was in turn contracted by Coflexip Stena Offshore Newfoundland Limited, a subsidiary of COFLEXIP ("CSO Nfl"), as representative of the consortium of companies contracted to perform services on the project. Due to difficulties with respect to the sea states and soil conditions the contract was terminated. Seacore was provided a performance bond of $5 million with respect to the subcontract. No call has been made on this bond. Although CSO Nfl has alleged that the SEA SORCERESS was unable to adequately perform the excavation work required under the subcontract, Seacore and Cal Dive believe the contract was wrongfully terminated and are vigorously defending this claim and seeking damages in arbitration. In another commercial dispute, EEX Corporation sued Cal Dive and others alleging breach of fiduciary duty by a former EEX employee and damages resulting from certain construction agreements. Cal Dive has responded alleging EEX Corporation breached various provisions of the same contracts and is seeking a declaratory judgment that the defendants are not liable. We believe that the outcome of all such proceedings is not likely to have a material adverse effect on our business or financial condition.

EMPLOYEES

     We rely on the high quality of our workforce. As of June 30, 2000, we had 707 employees, 122 of which were salaried. As of that date we also utilized approximately 96 non-US citizens to crew our foreign flag vessels under a crewing contract with C-MAR Services (UK), Ltd. of Aberdeen, Scotland. None of our employees belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement. Management believes that our relationship with our employees and foreign crew members is good.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The executive officers and directors of Cal Dive are as follows:

                    NAME                       AGE           POSITION WITH CAL DIVE
---------------------------------------------  ---   ---------------------------------------
Owen Kratz(3)................................  47    Chairman and Chief Executive Officer
                                                     and Director
Martin R. Ferron(1)..........................  43    President and Chief Operating Officer
                                                     and Director
S. James Nelson, Jr. ........................  58    Executive Vice President and Chief
                                                     Financial Officer and Director
Andrew C. Becher.............................  54    Senior Vice President, General Counsel
                                                     and Corporate Secretary
Louis L. Tapscott............................  63    Senior Vice President-Special Projects
Kenneth Duell................................  49    Senior Vice President--Business
                                                     Development
Johnny Edwards...............................  47    President, Energy Resource Technology,
                                                     Inc.
Prentiss A. (Sonny) Freeman..................  52    President, Aquatica, Inc.
A. Wade Pursell..............................  35    Vice President--Finance
Gordon F. Ahalt (1)(2)(3)....................  71    Director
Bernard Duroc-Danner(1)(2)...................  46    Director
Claire Giraut(2)(4)..........................  44    Director
Aline F. Montel(3)(4)........................  52    Director
Kevin Wood(1)(4).............................  44    Director

------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

(4) Upon the sale pursuant to this prospectus supplement of all of the shares owned by COFLEXIP, Claire Giraut, Aline Montel and Kevin Wood will resign from the Board of Directors.

     Our Bylaws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The terms of the Class I directors, Owen Kratz, Aline F. Montel and Bernard Duroc-Danner, expire in 2001. The terms of the Class II directors, Gordon Ahalt, Martin R. Ferron and Claire Giraut, expire in 2002. The terms of the Class III directors, S. James Nelson, Jr. and Kevin Wood, expire in 2003. Each director serves until the end of his or her term or until his or her successor is elected and qualified.

     Owen Kratz has served as our Chairman since May 1998, Chief Executive Officer since April 1997, President since 1993 and Chief Operating Officer and director since 1990. He joined Cal Dive in 1984, has held various offshore positions, including saturation diving supervisor, and has had management responsibility for client relations, marketing and estimating.

     Martin R. Ferron has served on our Board of Directors since September 1998. Mr. Ferron became President in February 1999 and has served as Chief Operating Officer since January 1998. Mr. Ferron has 20 years of experience in the oilfield industry, seven of which included senior management positions, with the international operations of McDermott Marine Construction and Oceaneering International Services Limited. Mr. Ferron has a Civil Engineering degree, a Masters Degree in Marine Technology, a MBA and is a Chartered Civil Engineer.

     S. James Nelson, Jr. has served as Executive Vice President, Chief Financial Officer and a director of Cal Dive since 1990. From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial

Officer of Diversified Energies, Inc., the former parent of Cal Dive, at which time he had corporate responsibility for the Company. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co., and, from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson received an undergraduate degree from Holy Cross College (B.S.) and a MBA from Harvard University; he is also a Certified Public Accountant.

     Andrew C. Becher has served as Senior Vice President, General Counsel of Cal Dive since January 1996 and became Corporate Secretary in 1998. Mr. Becher served as outside general counsel for Cal Dive from 1990 to 1996, while a partner with the national law firm of Robins, Kaplan, Miller & Ciresi. From 1987 to 1990, Mr. Becher served as Senior Vice President--Mergers and Acquisitions of Dain Rauscher, Inc., a regional investment banking firm. From 1976 to 1987, he was a partner specializing in mergers and acquisitions with the law firm of Briggs and Morgan.

     Louis L. Tapscott joined Cal Dive as Senior Vice President of Business Development in August 1996. From 1992 to 1996, he was a Senior Vice President for Sonsub International, Inc., a company which operates a deepwater fleet of ROVs. From 1984 to 1988, he was a director and Chief Operating Officer of Oceaneering International, Inc. Mr. Tapscott has over thirty years of executive management and operational experience working with subsea contractors and subsea technology organizations in the United States and internationally.

     Kenneth Duell joined Cal Dive in November of 1994, was appointed Vice President--Special Projects in November 1996 and now serves as Senior Vice President of Business Development. From 1989 to 1994, he was employed by ABB Soimi, Milan, Italy, in connection with a modular refining systems development in Central Asia. From 1974 to 1988, he held various positions with Santa Fe International, including the ROV and diving division. Mr. Duell has over 22 years of worldwide experience in all aspects of the onshore and offshore construction and diving industry.

     Johnny Edwards became President of our subsidiary, Energy Resource Technology, Inc., in 2000 after Lyle Kuntz retired. Prior to becoming President, Mr. Edwards was instrumental in the growth of ERT, managing the engineering and acquisitions for the company. Mr. Edwards and Mr. Kuntz, who had previously worked together at ARCO Oil & Gas Co., grew ERT from one property in early 1994 to the 33 leases currently owned by ERT. Prior to joining ERT in 1994, Mr. Edwards spent 19 years in a broad range of engineering, operations and management positions with ARCO Oil & Gas Co.

     Sonny Freeman has served as President of Aquatica since October of 1997. Mr. Freeman has more than 30 years of experience in the Gulf oilfield service industry, 22 of which have been in senior management and sales roles, including 12 years as Chief Operating Officer of American Oilfield Divers (now part of Stolt Offshore S.A.). In 1997, he purchased Acadiana Divers which changed its name to Aquatica and, in 1999, sold Aquatica to Cal Dive, where he retains his role as its President.

     A. Wade Pursell joined Cal Dive in May 1997 as Vice President--Finance and Chief Accounting Officer. From 1988 through 1997, he was with Arthur Andersen LLP, most recently as an Experienced Manager specializing in the offshore services industry. Mr. Pursell is a Certified Public Accountant.

     Gordon F. Ahalt has served on our Board of Directors since July 1990 and has extensive experience in the oil and gas industry. Since 1982, Mr. Ahalt has been the President of GFA, Inc., a petroleum industry management and financial consulting firm. From 1977 to 1980, he was President of the International Energy Bank, London, England. From 1980 to 1982, he served as Senior Vice President and Chief Financial Officer of Ashland Oil Company. Prior thereto, Mr. Ahalt spent a number of years in executive positions with Chase Manhattan Bank. Mr. Ahalt serves as Vice President of W.H. Reaves & Co. Inc., an asset management company, and as a director of The Houston Exploration Co., The Harbinger Group and the Bancroft & Elsworth Convertible Funds.

     Bernard J. Duroc-Danner has served on our Board of Directors since February 1999. Mr. Duroc-Danner is the Chairman, CEO and President of Weatherford International, Inc., an oilfield service company. Mr. Duroc-Danner also serves as director of Parker Drilling Company, a provider of contract drilling and drilling services and Offshore Tool & Energy Corporation, a provider of a range of equipment and services for oil and gas, marine and industrial applications worldwide.

     Claire Giraut has served on our Board of Directors since September 1999. Ms. Giraut has been Executive Vice President Group Communications and Chief Financial Officer for COFLEXIP since 1997. Prior to joining Coflexip Stena Offshore in July of 1997, Ms. Giraut worked for a year as Financial Controller for the French Bar Association and, from 1985 to 1996, she worked for the French engineering and construction Group Serete. Her last two assignments with Serete were as Chief Financial Officer and then Chief Operating Officer. Ms. Giraut, a Biotech Engineer, received her degree from the Institut National Agronomique in Paris.

     Aline F. Montel has served on our Board of Directors since September 1999. Ms. Montel has been head of COFLEXIP's Legal Department since 1980 and Corporate Counsel and Company Secretary since 1996. She received a High Degree in Business Law and European Law from Paris II University.

     Kevin P. Wood has served on our Board of Directors since December 1998. Mr. Wood has been Executive Vice President of CSO Group since April 1998 and was previously Managing Director of CSO Group's Asia Pacific subsidiary for four years. Mr. Wood is currently responsible for the operations of CSO Group's subsidiaries in the North Sea, North America and Asia-Pacific regions.

                              SELLING SHAREHOLDERS

     COFLEXIP, a French corporation, will sell all 3,699,788 shares of our common stock that it owns. Prior to this offering, COFLEXIP beneficially owned 23.5% of our issued and outstanding common stock, but, upon completion of this offering, will no longer beneficially own any shares of our common stock.

     COFLEXIP's shares are being registered pursuant to a registration rights agreement dated as of April 11, 1997, between Cal Dive and COFLEXIP. We entered into the registration rights agreement in connection with COFLEXIP's investment in our common stock pursuant to a stock purchase agreement dated April 11, 1997. In connection with its initial investment, COFLEXIP had the right to appoint three directors to our board, all of whom will resign from our board of directors in connection with this offering, as described under "Management--Directors, Executive Officers and Key Employees" above.

     If the underwriters exercise their over-allotment option, Owen Kratz, Chairman and Chief Executive Officer of Cal Dive, will sell up to 200,000 shares pursuant to that option. Prior to this offering, Mr. Kratz beneficially owned 1,416,979 shares, or 8.9%, of our issued and outstanding common stock. If the over-allotment option is exercised in full, Mr. Kratz will beneficially own 1,216,979 shares, or 7.5%, of the issued and outstanding shares.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Raymond James & Associates, Inc. and Simmons & Company International are acting as representatives, have severally agreed to purchase, and COFLEXIP has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:

                                                               NUMBER OF
                            NAME                                SHARES
                            ----                               ---------
Morgan Stanley & Co. Incorporated...........................
Salomon Smith Barney Inc....................................
Raymond James & Associates, Inc.............................
Simmons & Company International.............................
                                                               ---------
          Total.............................................   3,699,788
                                                               =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from COFLEXIP and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any of the shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to selected dealers at a price that represents a concession not in excess of $ a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not
in excess of $     a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We and our Chairman, Owen Kratz, have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 554,968 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered in this offering. To the extent such option is exercised, each underwriter will become obligated, subject to the conditions described in the underwriting agreement, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would
be $     , the total underwriters' discounts and commissions would be $     and
the total proceeds to us would be $     , before deducting offering expenses
payable by us. There would be no change in the proceeds to COFLEXIP on exercise and the proceeds to Mr. Kratz would be $________.

     We will pay substantially all of the expenses of the offering, which we estimate will be approximately $510,000.00.

     We, our directors and executive officers and the selling shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus supplement, we and each of them will not directly or indirectly:

      -- Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

      -- The sale of shares of common stock to the underwriters under the underwriting agreement;

      -- Transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; and

      -- Issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus supplement and consistent with past practices.

     Our common stock is listed on the Nasdaq National Market under the symbol "CDIS."

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us.

     Cal Dive and the selling shareholders have agreed to indemnify each other and the underwriters against stated liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the common stock offered under this prospectus supplement and certain other legal matters will be passed upon for Cal Dive by our Senior Vice President and General Counsel, Andrew C. Becher, and certain other legal matters will be passed upon for Cal Dive by Fulbright & Jaworski L.L.P., Houston, Texas. As of August 30, 2000, lawyers at Fulbright & Jaworski L.L.P. working on this offering owned 1,000 shares of our common stock. Baker Botts L.L.P., Houston, Texas will pass on certain legal matters for the underwriters. Sullivan & Cromwell, New York, New York, will pass on certain legal matters for COFLEXIP. Fulbright & Jaworski L.L.P., Baker Botts L.L.P. and Sullivan & Cromwell will not pass on any matters of Minnesota law.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended December 31, 1999 included in this prospectus supplement and incorporated by reference elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The estimated reserve evaluations and related calculations of Miller and Lents, Ltd. included or incorporated by reference in this prospectus supplement and elsewhere in this registration statement have been included herein and therein in reliance upon the authority of said firm as an expert in petroleum engineering.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets--December 31, 1998 and 1999 and
  June 30, 2000.............................................    F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and six months ended June
  30, 1999 and 2000.........................................    F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998 and 1999 and six
  months ended June 30, 2000................................    F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and six months ended June
  30, 1999 and 2000.........................................    F-6
Notes to Consolidated Financial Statements..................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Cal Dive International, Inc.:

     We have audited the accompanying consolidated balance sheets of Cal Dive International, Inc. (a Minnesota corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cal Dive International, Inc., and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
February 17, 2000

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  DECEMBER 31, 1998 AND 1999 AND JUNE 30, 2000
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 32,380   $ 11,310    $     --
  Restricted cash...........................................       463      8,686         498
  Accounts receivable--
     Trade, net of revenue allowance on gross amounts billed
       of $1,335, $1,789 and $2,655.........................    20,350     48,191      28,990
     Unbilled revenue.......................................    10,703      3,430       4,931
  Other current assets......................................     9,190     16,327      18,088
                                                              --------   --------    --------
          Total current assets..............................    73,086     87,944      52,507
                                                              --------   --------    --------

Property and equipment......................................   107,421    180,519     230,727
  Less--Accumulated depreciation............................   (28,262)   (45,862)    (56,334)
                                                              --------   --------    --------
                                                                79,159    134,657     174,393
                                                              --------   --------    --------
Other assets:
  Investment in Aquatica, Inc. .............................     7,656         --          --
  Goodwill..................................................        --     13,792      13,495
  Other assets, net.........................................     4,334      7,329      13,115
                                                              --------   --------    --------
                                                              $164,235   $243,722    $253,510
                                                              ========   ========    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 15,949   $ 31,834    $ 25,459
  Accrued liabilities.......................................    10,020     17,223      17,570
  Income taxes payable......................................     1,201         --       1,330
                                                              --------   --------    --------
          Total current liabilities.........................    27,170     49,057      44,359
                                                              --------   --------    --------
Long-term debt..............................................        --         --       1,090
Deferred income taxes.......................................    13,539     16,837      17,042
Decommissioning liabilities.................................     9,883     26,956      30,363
Commitments and contingencies
Shareholders' equity:
  Common stock, no par, 60,000 shares authorized, 21,402,
     22,395 and 22,549 shares issued........................    52,981     73,311      76,221
  Retained earnings.........................................    64,413     81,312      88,186
  Treasury stock, 6,820 shares, at cost.....................    (3,751)    (3,751)     (3,751)
                                                              --------   --------    --------
          Total shareholders' equity........................   113,643    150,872     160,656
                                                              --------   --------    --------
                                                              $164,235   $243,722    $253,510
                                                              ========   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                  AND SIX MONTHS ENDED JUNE 30, 1999 AND 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            JUNE 30,
                                          ------------------------------   -------------------
                                            1997       1998       1999       1999       2000
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Net revenues:
  Subsea and salvage....................  $ 92,860   $139,310   $128,435   $ 52,817   $ 54,308
  Natural gas and oil production........    16,526     12,577     32,519      7,293     25,702
                                          --------   --------   --------   --------   --------
                                           109,386    151,887    160,954     60,110     80,010
Cost of sales:
  Subsea and salvage....................    67,538     93,607    103,113     43,159     46,760
  Natural gas and oil production........     8,163      9,071     20,590      5,970     14,435
                                          --------   --------   --------   --------   --------
     Gross profit.......................    33,685     49,209     37,251     10,981     18,815
Selling and administrative expenses.....    11,196     15,801     13,227      5,028      9,249
                                          --------   --------   --------   --------   --------
Income from operations..................    22,489     33,408     24,024      5,953      9,566
  Equity in earnings of Aquatica,
     Inc. ..............................        --      2,633        600        450         --
  Net interest (income) expense and
     other..............................       208     (1,103)      (849)      (870)      (173)
                                          --------   --------   --------   --------   --------
Income before income taxes..............    22,281     37,144     25,473      7,273      9,739
  Provision for income taxes............     7,799     13,019      8,465      2,545      3,409
  Minority interest.....................        --         --        109         --       (544)
                                          --------   --------   --------   --------   --------
          Net income....................  $ 14,482   $ 24,125   $ 16,899   $  4,728   $  6,874
                                          ========   ========   ========   ========   ========
Net income per share:
  Basic.................................  $   1.12   $   1.66   $   1.13   $    .32   $    .44
  Diluted...............................      1.09       1.61       1.10        .32        .43
                                          ========   ========   ========   ========   ========
Weighted average common shares
  outstanding:
  Basic.................................    12,883     14,549     15,008     14,651     15,660
  Diluted...............................    13,313     14,964     15,327     14,994     16,104
                                          ========   ========   ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND SIX MONTHS ENDED JUNE
                                    30, 2000
                                 (IN THOUSANDS)

                                  COMMON STOCK                 TREASURY STOCK        TOTAL
                                ----------------   RETAINED   ----------------   SHAREHOLDERS'
                                SHARES   AMOUNT    EARNINGS   SHARES   AMOUNT       EQUITY
                                ------   -------   --------   ------   -------   -------------
Balance, December 31, 1996....  18,448   $9,093    $25,806    (7,349)  $(4,055)    $ 30,844
Net income....................     --        --     14,482       --        --        14,482
Activity in company stock
  plans.......................     22       327         --       --        --           327
Sale of treasury stock, net...     --     4,055         --      529       304         4,359
Sale of common stock, net.....  2,875    39,357         --       --        --        39,357
                                ------   -------   -------    ------   -------     --------
Balance, December 31, 1997....  21,345   52,832     40,288    (6,820)  (3,751)       89,369
Net income....................     --        --     24,125       --        --        24,125
Activity in company stock
  plans, net..................     57       149         --       --        --           149
                                ------   -------   -------    ------   -------     --------
Balance, December 31, 1998....  21,402   52,981     64,413    (6,820)  (3,751)      113,643
Net income....................     --        --     16,899       --        --        16,899
Activity in company stock
  plans, net..................    297     4,174         --       --        --         4,174
Acquisition of Aquatica,
  Inc. .......................    696    16,156         --       --        --        16,156
                                ------   -------   -------    ------   -------     --------
Balance, December 31, 1999....  22,395   73,311     81,312    (6,820)  (3,751)      150,872
Net income (unaudited)........     --        --      6,874       --        --         6,874
Activity in company stock
  plans, net (unaudited)......    154     2,910         --       --        --         2,910
                                ------   -------   -------    ------   -------     --------
Balance, June 30, 2000
  (unaudited).................  22,549   $76,221   $88,186    (6,820)  $(3,751)    $160,656
                                ======   =======   =======    ======   =======     ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                  AND SIX MONTHS ENDED JUNE 30, 1999 AND 2000
                                 (IN THOUSANDS)

                                                                            SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            JUNE 30,
                                          ------------------------------   -------------------
                                            1997       1998       1999       1999       2000
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net income............................  $ 14,482   $ 24,125   $ 16,899   $  4,728   $  6,874
  Adjustments to reconcile net income to
     net cash provided by operating
     activities--
     Depreciation and amortization......     7,512      9,563     20,615      6,641     13,231
     Deferred income taxes..............     3,789      4,469      4,298      1,870        205
     Equity in earnings of Aquatica,
       Inc. ............................        --     (2,633)      (600)      (450)        --
     Gain on sale of gas and oil
       properties.......................      (464)      (585)    (8,454)        --       (155)
     Changes in operating assets and
       liabilities:
       Accounts receivable, net.........    (5,777)       937    (16,918)    (4,962)    17,700
       Other current assets.............    (2,653)    (3,919)   ( 6,468)    (3,368)    (1,740)
       Accounts payable and accrued
          liabilities...................     4,766      5,536     21,217      5,492     (6,045)
       Income taxes payable, net........       736        599       (430)      (219)     2,845
       Other noncurrent, net............       (97)    (2,395)    (4,660)    (3,862)    (9,419)
                                          --------   --------   --------   --------   --------
          Net cash provided by operating
            activities..................    22,294     35,697     25,499      5,870     23,496
                                          --------   --------   --------   --------   --------
Cash flows from investing activities:
  Capital expenditures..................   (28,936)   (14,886)   (77,447)   (32,015)   (47,900)
  Restricted cash.......................      (183)      (280)    (8,222)       457      8,188
  Investment in Aquatica, Inc. .........        --     (5,023)       442         --         --
  Prepayment of deferred lease
     abandonment costs..................        --         --      7,750      7,750         --
  Deposits restricted for salvage
     operations.........................      (436)     3,262        (66)       (93)     1,713
  Proceeds from sales of property.......     1,084        619     28,931        157        510
                                          --------   --------   --------   --------   --------
          Net cash used in investing
            activities..................   (28,471)   (16,308)   (48,612)   (23,744)   (37,489)
                                          --------   --------   --------   --------   --------
Cash flows from financing activities:
  Exercise of stock warrants and
     options, net.......................        99        149      2,043      1,427      1,593
  Sale of common stock, net of
     transaction costs..................    39,357         --         --         --         --
  Sale of treasury stock, net of
     transaction costs..................     4,359         --         --         --         --
  Borrowings under term loan facility,
     net................................     6,700         --         --         --      1,090
  Repayments of long-term debt..........   (31,700)        --         --         --         --
                                          --------   --------   --------   --------   --------
          Net cash provided by financing
            activities..................    18,815        149      2,043      1,427      2,683
                                          --------   --------   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents...........................    12,638     19,538    (21,070)   (16,447)   (11,310)
Cash and cash equivalents:
  Balance, beginning of period..........       204     12,842     32,380     32,380     11,310
                                          --------   --------   --------   --------   --------
  Balance, end of period................  $ 12,842   $ 32,380   $ 11,310   $ 15,933   $     --
                                          ========   ========   ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION:

     Cal Dive International, Inc. (Cal Dive, CDI or the Company), headquartered in Houston, Texas, owns, staffs and operates fourteen marine construction vessels and a derrick barge in the Gulf of Mexico. The Company provides a full range of services to offshore oil and gas exploration and production and pipeline companies, including underwater construction, maintenance and repair of pipelines and platforms, and salvage operations. Diving and vessel support services in the shallow water market are provided by Aquatica, Inc., a wholly-owned subsidiary based in Lafayette, Louisiana.

     In September 1992, Cal Dive formed a wholly owned subsidiary, Energy Resource Technology, Inc. (ERT), to purchase producing offshore oil and gas properties which are in the later stages of their economic lives. ERT is a fully bonded offshore operator and, in conjunction with the acquisition of properties, assumes the responsibility to decommission the property in full compliance with all governmental regulations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Management has reflected all adjustments (which were normal recurring adjustments) which it believes are necessary for a fair presentation of the consolidated balance sheet as of June 30, 2000 and the results of operations and cash flows for the periods ended June 30, 1999 and 2000.

  GOODWILL

     Goodwill is amortized on the straight-line method over its estimates useful life of 25 years. The Company continually evaluates whether subsequent events or circumstances have occurred that indicates the remaining useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. Management believes that there have been no events or circumstances which warrant revision to the remaining useful life or which affect recoverability of goodwill.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets.

     All of the Company's interests in natural gas and oil properties are located offshore in United States waters. The Company follows the successful efforts method of accounting for its interests in natural gas and oil properties. Under the successful efforts method, only the costs of successful wells and leases containing productive reserves are capitalized.

     ERT offshore property acquisitions are recorded at the value exchanged at closing together with an estimate of its proportionate share of the decommissioning liability assumed in the purchase based upon its working interest ownership percentage. In estimating the decommissioning liability assumed in offshore property acquisitions, the Company performs detailed estimating procedures, including engineering studies. All capitalized costs are amortized on a unit-of-production basis (UOP) based on the estimated remaining oil and gas reserves. Properties are periodically assessed for impairment in value, with any impairment charged to expense.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

     The following is a summary of the components of property and equipment (dollars in thousands):

                                                      ESTIMATED
                                                     USEFUL LIFE     1998       1999
                                                     -----------   --------   --------
Vessels............................................       15       $ 72,220   $ 85,397
Offshore leases and equipment......................      UOP         22,530     49,037
Construction in progress...........................      N/A             --     31,341
Machinery, equipment and leasehold improvements....        5         12,671     14,744
                                                                   --------   --------
          Total property and equipment.............                $107,421   $180,519
                                                                   ========   ========

     In July 1999, the CDI Board of Directors approved the construction of the Q4000, a newbuild, ultra-deepwater multi-purpose vessel, for a total estimated cost of $150 million. Amounts incurred on this project are included in Construction in progress.

     The cost of repairs and maintenance of vessels and equipment is charged to operations as incurred, while the cost of improvements is capitalized. Total repair and maintenance charges were $6,771,000, $8,264,000 and $6,031,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  EARNINGS PER SHARE

     The Company computes and presents earning per share in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share". SFAS 128 requires the presentation of "basic" EPS and "diluted" EPS on the face of the statement of operations. Basic EPS is computed by dividing the net income available to common shareholders by the weighted-average shares of outstanding common stock. The calculation of diluted EPS is similar to basic EPS except that the denominator includes dilutive common stock equivalents, which were stock options, less the number of treasury shares assumed to be purchased from the proceeds from the exercise of stock options.

  REVENUE RECOGNITION

     The Company earns the majority of its service revenues during the summer and fall months. Revenues are derived from billings under contracts (which are typically of short duration) that provide for either lump-sum turnkey charges or specific time, material and equipment charges which are billed in accordance with the terms of such contracts. The Company recognizes revenue as it is earned at estimated collectible amounts. Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments are reflected in the period in which such estimates are revised. Provisions for estimated losses on such contracts are made in the period such losses are determined. Unbilled revenue represents revenue attributable to work completed prior to year-end which has not yet been invoiced. All amounts included in unbilled revenue at December 31, 1999 are expected to be billed and collected within one year.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

  REVENUE ALLOWANCE ON GROSS AMOUNTS BILLED

     The Company bills for work performed in accordance with the terms of the applicable contract. The gross amount of revenue billed will include not only the billing for the original amount quoted for a project but also include billings for services provided which the Company believes are outside the scope of the original quote. The Company establishes a revenue allowance for these additional billings based on its collections history if conditions warrant such a reserve.

  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The market for the Company's services is the offshore oil and gas industry. Oil and gas companies make capital expenditures on exploration, drilling and production operations offshore, the level of which is generally dependent on the prevailing view of the future oil and gas prices, which have been characterized by significant volatility in recent years. The Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers. The Company performs ongoing credit evaluations of its customers and provides allowances for probable credit losses when necessary.

     The percent of consolidated revenue of major customers was as follows:
1997--Shell Oil Co. (11%) and --J. Ray McDermott, S.A. (19%); 1998--Chevron USA (11%); and 1999--EEX Corporation (13%).

  INCOME TAXES

     Deferred taxes are recognized for revenues and expenses reported in different years for financial statement purposes and income tax purposes in accordance with SFAS No. 109, "Accounting for Income Taxes." The statement requires, among other things, the use of the liability method of computing deferred income taxes. The liability method is based on the amount of current and future taxes payable using tax rates and laws in effect at the balance sheet date.

  DEFERRED DRYDOCK CHARGES

     Effective January 1, 1998, the Company changed its method of accounting for regulatory (U.S. Coast Guard, American Bureau of Shipping and Det Norske Veritas) related drydock inspection and certification expenditures. This change was made due to the significant changes in the composition of the Company's fleet which has been expanded to include more sophisticated dynamically positioned vessels that are capable of working in the Deepwater Gulf of Mexico, a key to Cal Dive's operating strategy. The Company previously expensed inspection and certification costs as incurred; however, effective January 1, 1998, such expenditures are being capitalized and amortized over the 30-month period between regulatory mandated drydock inspections and certification. This predominant industry practice provides better matching of expenses with the period benefitted (i.e., certification to operate the vessel for a 30-month period between required drydock inspections and to meet bonding and insurance coverage requirements). This change had a $765,000 positive impact on net income, or $0.05 per share, in the Company's 1998 consolidated financial statements.

  STATEMENT OF CASH FLOW INFORMATION

     The Company defines cash and cash equivalents as cash and all highly liquid financial instruments with original maturities of less than three months. During the years ended December 31, 1997, 1998 and 1999, the Company's cash payments for interest expense were approximately $1,033,000, $-0- and $-0- respectively, and cash payments for federal income taxes were approximately $3,200,000, $7,650,000 and $4,075,000 respectively.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

  RECLASSIFICATIONS

     Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes to make them consistent with the current presentation format.

3. ACQUISITION OF AQUATICA, INC.:

     In February 1998, CDI purchased a significant minority equity interest in Aquatica, Inc., a surface diving company. CDI accounted for this investment on the equity basis of accounting for financial reporting purposes. The related Shareholder Agreement provided that the remaining shares of Aquatica, Inc. could be converted into Cal Dive shares based on a formula which, among other things, values their shares of Aquatica, Inc. and must be accretive to Cal Dive shareholders. Effective August 1, 1999, 696,000 shares of common stock of Cal Dive were issued for all of the remaining common stock of Aquatica, Inc. pursuant to these terms. This acquisition was accounted for as a purchase with the acquisition price of $16.2 million being allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $6.4 million and $2.2 million, respectively. The balance of the purchase price ($12 million) was recorded as excess of cost over net assets acquired (goodwill). Accumulated amortization as of December 31,1999 was $300,000. Results of operations for Aquatica, Inc. are consolidated with those of Cal Dive for periods subsequent to August 1, 1999.

4. OFFSHORE PROPERTY TRANSACTIONS:

     During the first four months of 1999, in four separate transactions, ERT acquired interests in 20 blocks in exchange for cash consideration, as well as assumption of the pro rata share of the related decommissioning liabilities. During 1997, ERT acquired net working interests of 50 percent to 100 percent in 3 offshore blocks and in 1998, interests in six blocks involving two separate fields in exchange for cash as well as assumption of the pro rata share of the related decommissioning liability. In connection with 1997, 1998 and 1999 offshore property acquisitions, ERT assumed net abandonment liabilities estimated at approximately $1,351,000, $3,432,000 and $19,500,000 respectively.

     ERT production activities are regulated by the federal government and require significant third-party involvement, such as refinery processing and pipeline transportation. The Company records revenue from its offshore properties net of royalties paid to the Minerals Management Service ("MMS"). Royalty fees paid totaled approximately $3,018,000, $2,031,000 and $4,017,000 for the years ended 1997, 1998 and 1999, respectively. In accordance with federal regulations that require operators in the Gulf of Mexico to post an areawide bond of $3,000,000, the MMS has allowed the Company to fulfill such bonding requirements through an insurance policy.

     During the third quarter of 1999, ERT substantially completed its 1999 well exploitation program, which included five recompletions and which led to the sale of its interest in certain offshore blocks. It is an operating policy that ERT will sell assets (offshore leases, platforms, compressors, etc.) when the expected future revenue stream can be accelerated in a single transaction. Accordingly, proceeds received from such transactions are recorded as revenue in the period received. These sales were structured as Section 1031 "Like Kind" exchanges for tax purposes. Accordingly, the cash received was restricted to use for subsequent acquisitions of additional natural gas and oil properties. Since inception ERT has acquired interests in 41 offshore leases, sold seven (two in 1997 and two in 1998), and taken one field full cycle to decommissioning. The well exploitation work completed during the third quarter also enabled ERT to assess and write down the carrying value of three ERT fields, including one where a third party vendor damaged the reservoir formation. The net result of the sales and the 1999 well exploitation program was to add approximately thirteen cents to 1999 diluted earnings per share.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

5. ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following (in thousands):

                                                               1998      1999
                                                              -------   -------
Accrued payroll and related benefits........................  $ 5,198   $ 6,606
Workers' compensation claims................................    1,919       497
Workers' compensation claims to be reimbursed...............      867     6,241
Other.......................................................    2,036     3,879
                                                              -------   -------
          Total accrued liabilities.........................  $10,020   $17,223
                                                              =======   =======

6. REVOLVING CREDIT FACILITY:

     Since April 1997, the Company has had a revolving credit facility of $40 million available. Interest rates vary from .5% above prime and 2% above the Eurodollar base rate to prime and 1.25 to 2.50 percent above Eurodollar based on specific provisions set forth in the loan agreement. Covenant restrictions include only a fixed charge ratio. The Company was in compliance with these debt covenants at December 31, 1999 and June 30, 2000 (unaudited).

7. FEDERAL INCOME TAXES:

     Federal income taxes have been provided based on the statutory rate of 35 percent in 1997, 1998 and 1999 adjusted for items which are allowed as deductions for federal income tax reporting purposes, but not for book purposes. The primary differences between the statutory rate and the Company's effective rate are as follows:

                                                              1997   1998   1999
                                                              ----   ----   ----
Statutory rate..............................................   35%    35%    35%
Research and development tax credits........................   --     (1)    (3)
Other.......................................................   --      1      1
                                                               --     --     --
          Effective rate....................................   35%    35%    33%
                                                               ==     ==     ==

     Components of the provision for income taxes reflected in the statements of operations consist of the following (in thousands):

                                                             1997     1998      1999
                                                            ------   -------   ------
Current...................................................  $4,010   $ 8,550   $4,167
Deferred..................................................   3,789     4,469    4,298
                                                            ------   -------   ------
                                                            $7,799   $13,019   $8,465
                                                            ======   =======   ======

     Deferred income taxes result from those transactions which affect financial and taxable income in different years. The nature of these transactions and the income tax effect of each as of December 31, 1998 and 1999, is as follows (in thousands):

                                                               1998      1999
                                                              -------   -------
Deferred tax liabilities--
  Depreciation..............................................  $13,539   $16,837
Deferred tax assets--
  Reserves, accrued liabilities and other...................     (416)     (532)
                                                              -------   -------
          Net deferred tax liability........................  $13,123   $16,305
                                                              =======   =======

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

8. COMMITMENTS AND CONTINGENCIES:

  LEASE COMMITMENTS

     During 1999, CDI acquired Hvide Marine's interest in Cal Dive Aker CAHT I, LLC (CAHT I), the company which owned the CAL DIVE AKER DOVE (a newbuild DP anchor handling and subsea construction vessel which commenced operations in September 1999) for a total of $18.9 million. CDI effectively owns 56% of CAHT I and accordingly results of operations of this company are consolidated in the accompanying financial statements with Aker's share being reflected as minority interest.

     In December, 1999, CAHT I entered into a sale-leaseback of the CAL DIVE AKER DOVE. Cal Dive's portion of the proceeds received totaled $20 million and resulted in a gain of $1.4 million which was deferred and is being amortized over the ten year term of the lease. The lease, which is accounted for as an operating lease, requires CAHT I to make quarterly payments of $988,000 and contains a renewal option and options to purchase the vessel for amounts approximating fair market value after 8 1/2 years of the lease term and at the end of the lease term.

     The Company occupies several facilities under noncancelable operating leases, with the more significant leases expiring in the years 2004 and 2007. Future minimum rentals under these leases are $3.4 million at December 31, 1999 with $579,000 due in 2000, $599,000 in 2001, $622,000 in 2002, $676,000 in 2003,
$516,000 in 2004 and the balance thereafter. Total rental expense under these operating leases was $376,000, $601,000 and $673,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  INSURANCE AND LITIGATION

     The Company carries hull protection on vessels, indemnity insurance and a general umbrella policy. All onshore employees are covered by workers' compensation, and all offshore employees, including divers and tenders, are covered by Jones Act employee coverage, the maritime equivalent of workers' compensation. The Company is exposed to deductible limits on its insurance policies, which vary from $5,000 to a maximum of $100,000 per accident occurrence. Effective August 1, 1992, the Company adopted a self-insured (within specified limits) medical and health benefits program for its employees whereby the Company is exposed to a maximum of $15,000 per claim.

     The Company entered into a subcontract with Seacore Marine Contractors Limited to provide the SEA SORCERESS for subsea excavation in Canada. Seacore was in turn contracted by Coflexip Stena Offshore Newfoundland Limited, a subsidiary of COFLEXIP ("CSO Nfl"), as representative of the consortium of companies contracted to perform services on the project. Due to difficulties with respect to the sea states and soil conditions the contract was terminated. Seacore was provided a performance bond of $5 million with respect to the subcontract. No call has been made on this bond. Although CSO Nfl has alleged that the SEA SORCERESS was unable to adequately perform the excavation work required under the subcontract, Seacore and the Company believe the contract was wrongfully terminated and are vigorously defending this claim and seeking damages in arbitration. In another commercial dispute, EEX Corporation sued Cal Dive and others alleging breach of fiduciary duty by a former EEX employee and damages resulting from certain construction agreements. Cal Dive has responded alleging EEX Corporation breached various provisions of the same contracts and is seeking a declaratory judgment that the defendants are not liable. The Company believes that the outcome of all such proceedings is not likely to have a material adverse effect on its business or financial condition.

     The Company incurs workers' compensation claims in the normal course of business, which management believes are covered by insurance. The Company, its insurers and legal counsel analyze each claim for potential exposure and estimate the ultimate liability of each claim. Amounts accrued and receivable from insurance companies, above the applicable deductible limits, are reflected in other current assets in the consolidated balance sheet. Such amounts were $867,000 and $6,241,000 as of December 31, 1998 and 1999,

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES respectively. See related accrued liabilities at Note 5. The Company has not incurred any significant losses as a result of claims denied by its insurance carriers. In addition, the Company from time to time incurs other claims, such as contract disputes, in the normal course of business. In the opinion of management, the ultimate liability to the Company, if any, which may result from the claims discussed above will not materially affect the Company's consolidated financial position, results of operations or net cash flows.

9. EMPLOYEE BENEFIT PLANS:

  DEFINED CONTRIBUTION PLAN

     The Company sponsors a defined contribution 401(k) retirement plan covering substantially all of its employees. The Company's contributions and cost are determined annually as 50 percent of each employee's contribution up to 5 percent of the employee's salary. The Company's costs related to this plan totaled $305,000, $431,000 and $375,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  STOCK-BASED COMPENSATION PLANS

     During 1995, the Board of Directors and shareholders approved the 1995 Long-Term Incentive Plan (the Incentive Plan). Under the Incentive Plan, a maximum of 10% of the total shares of Common Stock issued and outstanding may be granted to key executives and selected employees who are likely to make a significant positive impact on the reported net income of the Company. The Incentive Plan is administered by a committee which determines, subject to approval of the Compensation Committee of the Board of Directors, the type of award to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The committee may grant stock options, stock appreciation rights, or stock and cash awards. Options granted to employees under the Incentive Plan vest 20% per year for a five year period, have a maximum exercise life of five years and, subject to certain exceptions, are not transferable.

     Effective May 12, 1998, the Company adopted a qualified, non-compensatory Employee Stock Purchase Plan ("ESPP"), which allows employees to acquire shares of common stock through payroll deductions over a six month period. The purchase price is equal to 85 percent of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 10 percent of an employee's base salary. Under this plan 13,937 and 11,238 shares of common stock were purchased in the open market at a weighted average share price of $21.25 and $24.38 during 1998 and 1999, respectively.

     The Incentive Plan and ESPP are accounted for using APB Opinion No. 25, and therefore no compensation expense is recorded. If SFAS Statement No. 123 had been used for the accounting of these plans, the Company's pro forma net income for 1997, 1998 and 1999 would have been $14,023,000, $23,735,000 and $16,218,000 respectively, and the Company's pro forma diluted earnings per share would have been $1.07, $1.59 and $1.06 respectively. These pro forma results exclude consideration of options granted prior to January 1, 1995, and therefore may not be representative of that to be expected in future years.

     All of the options outstanding at December 31, 1999, have exercise prices as follows: 184,500 shares at $4.50, 116,054 at $7.90, 387,000 shares at $9.50,
82,000 shares at $13.00, 84,770 shares at $20.56 and 124,280 shares ranging from $14.00 to $32.00 and a weighted average remaining contractual life of 2.49 years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used: expected dividend yields of 0 percent; expected lives of five years risk-free interest rate assumed to be 5.5 percent in 1997, 5.0 percent in 1998 and 5.5 percent in 1999 and expected volatility to be 36 percent in 1997 and 59 percent in 1998 and 1999. The fair value of shares issued under the ESPP was based on the 15% discount received by the employees.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

     Options outstanding are as follows:

                                      1997                  1998                   1999
                               ------------------   --------------------   --------------------
                                         WEIGHTED               WEIGHTED               WEIGHTED
                                         AVERAGE                AVERAGE                AVERAGE
                                         EXERCISE               EXERCISE               EXERCISE
                               SHARES     PRICE      SHARES      PRICE      SHARES      PRICE
                               -------   --------   ---------   --------   ---------   --------
Options outstanding,
  beginning of year..........  544,500    $ 4.50      994,500    $8.66     1,044,600    $ 9.40
Granted......................  540,000     12.17      325,850    23.55       238,969     12.07
Exercised....................  (22,000)     4.50      (56,750)    5.03      (292,965)     6.84
Terminated...................  (68,000)     4.50     (219,000)   28.24       (12,000)     4.50
                               -------    ------    ---------    -----     ---------    ------
Options outstanding, December
  31.........................  994,500    $ 8.66    1,044,600    $9.40       978,604    $11.18
Options exercisable, December
  31.........................  199,604    $ 4.50      222,950    $6.50       247,744    $ 8.59
                               =======    ======    =========    =====     =========    ======

     Options granted in 1999 include 143,639 shares issued in connection with the August 1, 1999 acquisition of Aquatica, Inc., which provided for conversion of Aquatica employee stock options into Cal Dive stock options at the same ratio which Aquatica common shares were converted into Cal Dive common shares. Options granted and options terminated under the Incentive Plan for 1998 include options which were repriced on November 6, 1998. The options which were repriced were originally granted between August 25, 1997 and May 11, 1998 with original exercise prices between $28.38 and $37.25. Options for 165,000 shares were cancelled on November 6, 1998 and a proportionately reduced number of shares (100,850) were reissued at an exercise price of $20.56 per share with a new five year vesting period.

10. COMMON STOCK:

     The Company's amended and restated Articles of Incorporation provide for authorized Common Stock of 60,000,000 shares with no par value per share.

     On April 11, 1997, COFLEXIP purchased 3,699,788 shares of the Company's stock, consisting of approximately 2.1 million shares sold by management of the Company and 1.1 million shares sold by First Reserve Funds at a price of $9.46 per share. COFLEXIP agreed to accept approximately 500,000 shares of the Company's Common Stock as payment for two ROVs at published retail prices as part of this transaction. The Company also entered into a joint venture with COFLEXIP (Quantum Offshore Contractors, L.L.C.) designed to target larger EPIC contracts in the Gulf of Mexico. Such contracts did not develop and accordingly in December 1999 this venture was dissolved in favor of a new business arrangement which will enable the parties to consult and cooperate with one another as they see fit on a project-by-project basis.

     In conjunction with the COFLEXIP transaction, the Company entered into a new Shareholders Agreement. The new Shareholders Agreement provides that, except in limited circumstances (including issuance of securities under stock option plans or in conjunction with acquisitions), the Company shall provide preemptive rights to acquire the Company's securities to each of COFLEXIP and the Executive Directors. The Shareholders Agreement also provides that the Company will not enter into an agreement (i) to sell the Company, (ii) to retain an advisor to sell the Company or (iii) to pursue any acquisition in excess of 50% of the Company's market capitalization without first notifying COFLEXIP in writing and providing COFLEXIP the opportunity to consummate an acquisition on terms substantially equivalent to any proposal.

     The Company completed an initial public offering of common stock on July 7, 1997, with the sale of 4.1 million shares at $15 per share. Of the 4.1 million shares, 2,875,000 shares were sold by the Company and

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

1,265,000 shares were sold by First Reserve Funds. Net proceeds to the Company of approximately $39.4 million were used to retire all of its then outstanding long-term indebtedness of $20 million.

     In May 1998, the Company completed a secondary offering of 2,867,070 shares of common stock at $33.50 per share on behalf of certain selling shareholders. The Company received no proceeds from the offering.

11. BUSINESS SEGMENT INFORMATION (IN THOUSANDS):

     The following summarizes certain financial data by business segment:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1997       1998       1999
                                                       --------   --------   --------
Revenues--
  Subsea and salvage.................................  $ 92,860   $139,310   $128,435
  Natural gas and oil production.....................    16,526     12,577     32,519
                                                       --------   --------   --------
          Total......................................  $109,386   $151,887   $160,954
                                                       ========   ========   ========
Income from operations--
  Subsea and salvage.................................  $ 16,411   $ 31,440   $ 15,817
  Natural gas and oil production.....................     6,078      1,968      8,207
                                                       --------   --------   --------
          Total......................................  $ 22,489   $ 33,408   $ 24,024
                                                       ========   ========   ========
Net interest (income) expense and other--
  Subsea and salvage.................................  $    379   $   (705)  $   (264)
  Natural gas and oil production.....................      (171)      (398)      (585)
                                                       --------   --------   --------
          Total......................................  $    208   $ (1,103)  $   (849)
                                                       ========   ========   ========
Provision for income taxes--
  Subsea and salvage.................................  $  5,614   $ 12,195   $  5,431
  Natural gas and oil production.....................     2,185        824      3,034
                                                       --------   --------   --------
          Total......................................  $  7,799   $ 13,019   $  8,465
                                                       ========   ========   ========
Identifiable assets--
  Subsea and salvage.................................  $107,420   $142,629   $197,570
  Natural gas and oil production.....................    18,180     21,606     46,152
                                                       --------   --------   --------
          Total......................................  $125,600   $164,235   $243,722
                                                       ========   ========   ========
Capital expenditures--
  Subsea and salvage.................................  $ 26,984   $ 10,923   $ 60,662
  Natural gas and oil production.....................     1,952      3,963     16,785
                                                       --------   --------   --------
          Total......................................  $ 28,936   $ 14,886   $ 77,447
                                                       ========   ========   ========
Depreciation and amortization--
  Subsea and salvage.................................  $  4,000   $  6,966   $  9,459
  Natural gas and oil production.....................     3,512      2,597     11,156
                                                       --------   --------   --------
          Total......................................  $  7,512   $  9,563   $ 20,615
                                                       ========   ========   ========

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

12. SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED):

     The following information regarding the Company's oil and gas producing activities is presented pursuant to SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" (dollars in thousands).

  CAPITALIZED COSTS

     Aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the aggregate amount of related accumulated depletion, depreciation and amortization as of the dates indicated are presented below. The Company has no capitalized costs related to unproved properties.

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------   --------
Proved properties being amortized...........................  $22,530   $ 49,037
Less--Accumulated depletion, depreciation and
  amortization..............................................   (9,082)   (19,530)
                                                              -------   --------
          Net capitalized costs.............................  $13,448   $ 29,507
                                                              =======   ========

     Included in capitalized costs is the Company's estimate of its proportionate share of decommissioning liabilities assumed relating to these properties. As of December 31, 1998 and 1999, such liabilities totaled $9.9 million and $27.0 million, respectively, and are also reflected as decommissioning liabilities in the accompanying consolidated balance sheet.

  COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

     The following table reflects the costs incurred in oil and gas property acquisition and development activities during the dates indicated:

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             1997     1998     1999
                                                            ------   ------   -------
Proved property acquisition costs.........................  $2,687   $5,416   $22,610
Development costs.........................................     385    2,281     5,002
                                                            ------   ------   -------
          Total costs incurred............................  $3,072   $7,697   $27,612
                                                            ======   ======   =======

  RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1997      1998      1999
                                                          -------   -------   -------
Revenues................................................  $16,526   $12,577   $32,519
Production (lifting) costs..............................    4,651     6,820     9,433
Depreciation, depletion and amortization................    3,512     2,597    11,156
                                                          -------   -------   -------
Pretax income from producing activities.................    8,363     3,160    11,930
Income tax expenses.....................................    2,927     1,106     3,034
                                                          -------   -------   -------
Results of oil and gas producing activities.............  $ 5,436   $ 2,054   $ 8,896
                                                          =======   =======   =======

  ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

     Proved oil and gas reserve quantities are based on estimates prepared by Company engineers in accordance with guidelines established by the Securities and Exchange Commission. The Company's estimates of reserves at December 31, 1999, have been reviewed by Miller and Lents, Ltd., independent

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES petroleum engineers. All of the Company's reserves are located in the United States. Proved reserves cannot be measured exactly because the estimation of reserves involves numerous judgmental determinations. Accordingly, reserve estimates must be continually revised as a result of new information obtained from drilling and production history, new geological and geophysical data and changes in economic conditions.

     As of December 31, 1997, 4,500 Bbls. of oil and 6,325,700 Mcf. of gas of the Company's proved reserves were undeveloped. As of December 31, 1998, 400 Bbls. of oil and 1,153,300 Mcf. of gas were undeveloped. As of December 31, 1999, 337,500 Bbls. of oil and 284,800 Mcf. of gas were undeveloped.

                                                                OIL        GAS
RESERVE QUANTITY INFORMATION                                  (MBBLS.)   (MMCF.)
----------------------------                                  --------   -------
Total proved reserves at December 31, 1996..................     124     24,596
  Revisions of previous estimates...........................     (21)     1,831
  Production................................................     (51)    (5,385)
  Purchases of reserves in place............................     149      2,115
  Sales of reserves in place................................      (1)      (912)
                                                               -----     ------
Total proved reserves at December 31, 1997..................     200     22,245
  Revisions of previous estimates...........................    (123)    (1,706)
  Production................................................     (67)    (4,535)
  Purchase of reserves in place.............................      60      6,631
  Sales of reserves in place................................      --       (201)
                                                               -----     ------
Total proved reserves at December 31, 1998..................      70     22,434
  Revisions of previous estimates...........................   1,091     (2,392)
  Production................................................    (339)    (6,819)
  Purchase of reserves in place.............................     888     17,218
  Sales of reserves in place................................      (8)    (5,060)
                                                               -----     ------
Total proved reserves at December 31, 1999..................   1,702     25,381
                                                               =====     ======

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interest in proved oil and gas reserves as of December 31:

                                                         1997       1998       1999
                                                       --------   --------   --------
Future cash inflows..................................  $ 59,819   $ 47,691   $101,686
  Future costs--
     Production......................................   (23,675)   (17,412)   (30,550)
     Development and abandonment.....................    (6,917)   (11,232)   (30,303)
                                                       --------   --------   --------
Future net cash flows before income taxes............    29,227     19,047     40,833
  Future income taxes................................    (7,927)    (6,477)   (16,191)
                                                       --------   --------   --------
Future net cash flows................................    21,300     12,570     24,642
  Discount at 10% annual rate........................    (1,540)    (2,414)    (1,799)
                                                       --------   --------   --------
Standardized measure of discounted future net cash
  flows..............................................  $ 19,760   $ 10,156   $ 22,843
                                                       ========   ========   ========

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

  CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     Principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves are as follows:

                                                          1997      1998       1999
                                                        --------   -------   --------
Standardized measure, beginning of year...............  $ 33,805   $19,760   $ 10,156
Sales, net of production costs........................   (11,441)   (5,757)   (23,086)
Net change in prices, net of production costs.........   (17,707)   (4,573)    15,968
Changes in future development costs...................       160    (1,736)    (1,227)
Development costs incurred............................       385     2,281      5,002
Accretion of discount.................................     4,870     2,711      1,537
Net change in income taxes............................     7,544     2,120     (9,776)
Purchases of reserves in place........................     3,282     4,403     31,309
Sales of reserves in place............................    (2,480)      (57)   (14,456)
Net change due to revision in quantity estimates......     2,289    (3,192)     7,591
Changes in production rates (timing) and other........      (947)   (5,804)      (175)
                                                        --------   -------   --------
Standardized measure, end of year.....................  $ 19,760   $10,156   $ 22,843
                                                        ========   =======   ========

13. REVENUE ALLOWANCE ON GROSS AMOUNTS BILLED:

     The following table sets forth the activity in the Company's Revenue Allowance on Gross Amounts Billed for each of the three years in the period ended December 31, 1999 (in thousands):

                                                           1997      1998      1999
                                                          -------   -------   -------
Beginning balance.......................................  $ 1,021   $ 1,822   $ 1,335
Additions...............................................    3,058     2,998     1,923
Deductions..............................................   (2,257)   (3,485)   (1,469)
                                                          -------   -------   -------
Ending balance..........................................  $ 1,822   $ 1,335   $ 1,789
                                                          =======   =======   =======

     See Note 2 for a detailed discussion regarding the Company's accounting policy on the Revenue Allowance on Gross Amounts Billed.

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The offshore marine construction industry in the Gulf of Mexico is highly seasonal as a result of weather conditions and the timing of capital expenditures by the oil and gas companies. Historically, a substantial portion of the Company's services has been performed during the summer and fall months. As a result, historically a disproportionate portion of the Company's revenues and net income is earned during such period. The following is a summary of consolidated quarterly financial information for 1998 and 1999.

                                                      QUARTER ENDED
                                     -----------------------------------------------
                                     MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                     --------   -------   ------------   -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Fiscal 1998
Revenues...........................  $33,157    $38,526     $42,913        $37,291
Gross profit.......................   10,563    12,134       15,116         11,395
Net income.........................    5,243     5,954        7,577          5,351
Net income per share:
  Basic............................     0.36      0.41         0.52           0.37
  Diluted..........................     0.35      0.40         0.51           0.36
Fiscal 1999
Revenues...........................  $26,006    $34,104     $58,470        $42,374
Gross profit.......................    5,257     5,724       17,955          8,315
Net income.........................    2,087     2,641        9,017          3,154
Net income per share:
  Basic............................      .14       .18          .59            .20
  Diluted..........................      .14       .18          .58            .20

15. SUBSEQUENT EVENTS (UNAUDITED):

  ACQUISITION OF OFFSHORE BLOCKS

     During the first quarter of 2000, ERT acquired interests in six offshore blocks from EEX Corporation and agreed to operate the remaining EEX properties on the Outer Continental Shelf (OCS). The acquired offshore blocks include working interests from 40% to 75% in five platforms, one caisson and 13 wells. ERT agreed to a purchase price of $4.9 million, and assumed EEX's prorated share of the abandonment obligation for the acquired interests, and entered into a two-year contract to manage the remaining EEX operated properties. EEX personnel who operated these properties also became ERT employees.

     In April 2000, ERT acquired a 20% working interest in Gunnison, a Deepwater prospect in the Gulf of Mexico of Kerr-McGee Oil & Gas Corporation. Kerr-McGee, the operator, has drilled an initial well and sidetrack in 3,200 feet of water at Garden Banks 668, one of three lease blocks that comprise the Gunnison prospect, and encountered significant potential reserves. Consistent with CDI's philosophy of avoiding exploratory risk, financing for the exploratory costs is being provided by an investment partnership, the investors of which are CDI senior management in exchange for a 25% override of CDI's working interest. Once the decision has been made to begin development, CDI has the right to participate in field development planning and funding and will collaborate with the working interest owners in the execution of subsea construction work.

  LOSS OF VESSEL

     In late June 2000, the DP DSV Balmoral Sea caught fire while dockside in New Orleans, Louisiana. The fire broke out as the vessel was being prepared to enter drydock for an extended period. The vessel crew was evacuated and no injuries were reported. During the fire fighting operation conducted by the City of New

                 CAL DIVE INTERNATIONAL, INC. AND SUBSIDIARIES

Orleans, the vessel listed and sank in approximately 30 feet of water. The BALMORAL SEA has been deemed a total loss by insurance underwriters; her book value (approximately $7 million) is fully insured as are all salvage and removal costs.

  SHELF REGISTRATION STATEMENT

     In July 2000, the Company filed a shelf registration statement with the Securities and Exchange Commission covering the sale of up to 4.3 million shares, which may be sold from time to time by CDI and/or certain of its shareholders, including CDI's largest shareholder, COFLEXIP, which has demand registration rights with respect to the CDI shares it owns.

  MARAD FINANCING

     In August 2000, the Company closed the long-term financing for construction of the Q4000. This $138.5 million financing is pursuant to Title XI of the Merchant Marine Act which is administered by MARAD. At the time the financing closed, the Company made an initial draw of $40.1 million toward construction funding with additional draws expected to occur at the end of 2000 and upon delivery of the vessel.

PROSPECTUS

[CAL DIVE LOGO] Cal Dive International, Inc.

                        4,300,000 SHARES OF COMMON STOCK

     This prospectus relates to the common stock, no par value, of Cal Dive International, Inc.

     We will provide the specific terms of the common stock offerings in supplements to this prospectus. This prospectus may not be used to sell common stock unless it is accompanied by a prospectus supplement.

     We may also allow selling shareholders, including our largest shareholder COFLEXIP, to offer and sell common stock under this prospectus.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CDIS."

     YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND UNDER THE HEADING "FACTORS INFLUENCING FUTURE RESULTS AND ACCURACY OF FORWARD LOOKING INFORMATION" IN CAL DIVE'S LATEST ANNUAL REPORT ON FORM 10-K INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 28, 2000

                                    CONTENTS

About this Prospectus.......................................    3
About Cal Dive..............................................    3
Risk Factors................................................    4
Use of Proceeds.............................................    4
Description of Capital Stock................................    5
Selling Shareholders........................................    8
Plan of Distribution........................................    9
Legal Matters...............................................   10
Experts.....................................................   10
Where You Can Find More Information.........................   11
Incorporation of Certain Documents by Reference.............   11

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may offer common stock in one or more offerings, and certain third parties may sell common stock under this prospectus, up to a total of 4,300,000 shares. The third parties include our largest shareholder COFLEXIP, which may exercise certain demand registration rights to sell common stock, should COFLEXIP decide to sell some or all of its shares.

     This prospectus provides you with a general description of common stock that may be offered. Each time we use this prospectus to offer common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

     Any selling shareholders will be identified, and the number of shares of common stock to be offered by them will be specified, in a supplement to this prospectus. We will not receive proceeds from any sale of common stock by selling shareholders.

     We or any selling shareholder may offer the common stock in amounts, at prices and on terms determined at the time of each offering. We or any selling shareholder may sell the common stock directly to you, through agents we or any selling shareholder select, or through underwriters and dealers we or any selling shareholder select. If we or any selling shareholder use agents, underwriters or dealers to sell the common stock, we will name them and describe their compensation in a prospectus supplement.

     Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

                                 ABOUT CAL DIVE

     We are an energy service company specializing in subsea construction. We operate in all water depths in the Gulf of Mexico, with services that cover the lifecycle of an offshore natural gas or oil field. We have a longstanding reputation for innovation in subsea construction techniques, equipment design and partnering with our customers. Our diversified fleet of 15 vessels performs services supporting drilling, well completion, construction and decommissioning projects involving pipelines, production platforms and risers and subsea production systems. We also acquire selected mature, non-core offshore natural gas and oil properties from operators and provide them with a cost effective alternative to the decommissioning process. Our customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

     The address of our principal executive office is 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060, and our telephone number is (281) 618-0400. In this prospectus, "Cal Dive," "CDI," the "Company," "we," "us," and "our" refer to Cal Dive International, Inc. and, unless otherwise stated, our subsidiaries.

                                  RISK FACTORS

     Before investing in our common stock, you should carefully review and consider the information under the heading "Risk Factors" in the applicable prospectus supplement and under the heading "Factors Influencing Future Results and Accuracy of Forward Looking Information" in Cal Dive's latest Annual Report on Form 10-K incorporated by reference in this prospectus.

                                USE OF PROCEEDS

     Except as we may describe in a prospectus supplement, we will use the net proceeds we receive, if any, from any sale of the common stock covered by this prospectus to invest in working capital, for other general corporate purposes, which may include the purchase of vessels or offshore properties, other acquisitions or investment in subsidiaries, or to fund our share of project expenses from the Gunnison prospect. We may also invest the proceeds in interest bearing securities until they are used.

     The exact amounts to be used and when the net proceeds will be applied to such purposes will depend on a number of factors, including our funding requirements and the availability of alternative funding sources. We routinely review acquisition opportunities; however, we do not currently have any acquisitions under contract. We will disclose in a prospectus supplement any future proposal to use net proceeds from an offering of our common stock to finance any specific acquisition, if applicable.

     We will not receive any proceeds from any sale of shares of our common stock by selling shareholders.

                          DESCRIPTION OF CAPITAL STOCK

     CDI's amended and restated articles of incorporation provide for authorized capital stock of 60,000,000 shares of common stock, of which 15,736,835 shares were issued and outstanding on August 25, 2000, and 5,000,000 shares of preferred stock, of which no shares are issued and outstanding. The following summary description of our capital stock is qualified in its entirety by reference to the articles of incorporation and our amended and restated bylaws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share on all matters voted on by shareholders, and except as otherwise required by law or as provided in any resolution adopted by the board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power.

     Subject to any preferential rights of any outstanding series of preferred stock created by the board of directors from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of CDI available for distribution to such holders. The common stock is not convertible or redeemable and there are no sinking fund provisions therefor. Holders of the common stock are not entitled to any preemptive rights except under the Shareholders Agreement by and among CDI, COFLEXIP and certain other CDI shareholders.

PREFERRED STOCK

     The board of directors of CDI, without any action by our shareholders, is authorized to issue up to 5,000,000 shares of preferred stock, in one or more series and to determine the voting rights, preferences as to dividends and assets in liquidation and the conversion and other rights of each such series. There are no shares of preferred stock outstanding. See "-- Certain Anti-takeover Provisions" with regard to the effect that the issuance of preferred stock might have on attempts to take over CDI.

REGISTRATION RIGHTS

     CDI has entered into a 1997 Registration Rights Agreement (the "Registration Rights Agreement") with COFLEXIP pursuant to which COFLEXIP is entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the Registration Rights Agreement, COFLEXIP has demand registration rights. The Registration Rights Agreement further provides that if CDI proposes to register any of its securities under the Securities Act, COFLEXIP is entitled to include shares of our common stock owned by it in such offering provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The articles of incorporation and bylaws contain a number of provisions that could make the acquisition of CDI by means of a tender or exchange offer, a proxy contest or otherwise more difficult. The description of those provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the articles of incorporation and the bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

     Classified Board of Directors; Removal of Directors. CDI's directors are currently divided into three classes, only one class of which is subject to re-election in any given year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the board of directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the board of directors. Such a delay may help ensure that CDI's directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to CDI and its shareholders and whether a majority of our shareholders believes that such a change would be desirable.

     The articles of incorporation provide that directors of CDI may only be removed by the affirmative vote of the holders of 68% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors (the "Voting Stock").

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of CDI, even though such an attempt might be beneficial to CDI and its shareholders. These provisions could thus increase the likelihood that incumbent directors will retain their positions. In addition, the classification provisions may discourage accumulations of large blocks of our common stock that are effected for purposes of changing the composition of the board of directors. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than might otherwise be the case.

     Preferred Stock. The articles of incorporation authorize the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including:

     - the designation of the series

     - the number of shares of the series, which number the board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding)

     - whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series

     - the dates at which dividends, if any, will be payable

     - the redemption rights and price or prices, if any, for shares of the series

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series

     - the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CDI

     - whether the shares of the series will be convertible into shares of any other class or series, or any other security, of CDI or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all of the terms and conditions upon which such conversion may be made

     - restrictions, if any, on the issuance of shares of the same series or of any other class or series

     - voting rights, if any, of the shareholders of such series, which may include the right of such shareholders to vote separately as a class on any matter

     We believe that the ability of the board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our shareholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which CDI's securities may be listed or traded.

     Although the board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that, depending on the terms of such series, might impede the completion of a proxy contest,
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merger, tender or exchange offer or other attempt to obtain control of CDI. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of CDI and its shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the board of directors, including a tender or exchange offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

     No Shareholder Action by Written Consent; Special Meetings. The articles of incorporation and bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The bylaws provide that special meetings of shareholders can be called only upon a written request by the chief executive officer or a majority of the members of the board of directors. Shareholders are not permitted to call a special meeting or to require that the board of directors call a special meeting.

     The provisions of the articles of incorporation and the bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal, including a shareholder proposal that a majority of shareholders believes to be in the best interest of CDI, until the next annual meeting unless a special meeting is called. These provisions would also prevent the holders of a majority of the Voting Stock from unilaterally using written consents to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of shareholders prior to the time a majority of the board of directors believes such consideration to be appropriate.

     Amendment of Certain Provisions of the Articles of Incorporation and Bylaws. Under the Minnesota Business Corporation Act (the "MBCA"), the shareholders have the right to adopt, amend or repeal the bylaws and, with the approval of the board of directors, the articles of incorporation. The articles of incorporation provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the articles of incorporation or bylaws, is required to amend provisions of the articles of incorporation or bylaws relating to:

     - the prohibition of shareholder action without a meeting

     - the prohibition of shareholders calling a special meeting

     - the number, election and term of CDI's directors

     - the removal of directors

     - fixing a quorum for meetings of shareholders

     The vote of the holders of a majority of the voting power of the then outstanding shares of Voting Stock is required to amend all other provisions of the articles of incorporation. The bylaws further provide that the bylaws may be amended by the board of directors. These super-majority voting requirements will have the effect of making more difficult any amendment by shareholders of the bylaws or of any of the provisions of the articles of incorporation described above, even if a majority of CDI's shareholders believes that such amendment would be in their best interests.

     Anti-takeover Legislation. As a public corporation, CDI is governed by the provisions of Section 302A.673 of the MBCA. This anti-takeover provision may eventually operate to deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our common stock. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by a committee of all of the disinterested members of the board of directors of CDI before the interested shareholder's share acquisition date. COFLEXIP is excluded from this prohibition pursuant to a written agreement with CDI. A "business

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combination" includes mergers, asset sales and other transactions. An
"interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's Voting Stock. Reference is made to the detailed terms of
Section 302A.673 of the MBCA.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The articles of incorporation contain a provision that eliminates, to the extent currently allowed under the MBCA, the personal monetary liability of a director to CDI and its shareholders for breach of fiduciary duty of care as a director, except in certain circumstances. If a director were to breach such fiduciary duty of care in performing duties as a director, neither CDI nor its shareholders could recover monetary damages from the director, and the only course of action available to CDI's shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the articles of incorporation may reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their fiduciary duty of care. Additionally, equitable remedies may not be effective in many situations. If a shareholder's only remedy is to enjoin the completion of the board of directors' action, this remedy would be ineffective if the shareholder does not become aware of a transaction or event until after it has been completed. In such a situation, such shareholder would not have effective remedy against the directors.

     Our bylaws require us to indemnify directors and officers to the fullest extent permitted under Minnesota law. The MBCA provides that a corporation organized under Minnesota law shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined in the MBCA) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceedings if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 of the MBCA contains detailed terms regarding such rights of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A.

                              SELLING SHAREHOLDERS

     In addition to covering the offering of common stock by us, this prospectus covers the offering for resale of common stock by selling shareholders. This includes shares owned by our largest shareholder COFLEXIP should COFLEXIP decide to sell some or all of its shares. The applicable prospectus supplement will set forth, with respect to each selling shareholder:

     - the name of the selling shareholder

     - the nature of any position, office or other material relationship which the selling shareholder will have had during the prior three years with Cal Dive or any of its predecessors or affiliates

     - the number of shares of common stock owned by the selling shareholder prior to the offering

     - the number of shares to be offered for the selling shareholder's account

     - the number of shares and (if one percent or more) the percentage of common stock to be owned by the selling shareholder after completion of the offering

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     The selling shareholders may include or consist of, from time to time, such underwriters and/or other persons with whom we may enter into standby arrangements from time to time as described under "Plan of Distribution".

                              PLAN OF DISTRIBUTION

DISTRIBUTIONS BY CAL DIVE

     We may sell common stock to one or more underwriters for public offering and sale by them. We also may sell common stock directly to investors or to other purchasers or through dealers or agents. We will name any underwriter, dealer or agent involved in the offer and sale of the common stock in the applicable prospectus supplement.

     We may distribute common stock from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices. We may sell common stock under this prospectus from time to time in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of these methods.

     In connection with distributions of common stock, we may enter into hedging transactions with broker-dealers through which those broker-dealers may sell common stock registered hereunder in the course of hedging, through short sales, the positions they assume with us.

     In connection with the sale of common stock, we may compensate underwriters, dealers or agents or purchasers of common stock may compensate their agents, in the form of discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in a distribution of common stock may be deemed to be underwriters, and any discounts or commissions received by them from us (along with any profit on the resale of common stock by them) may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation we pay will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis and any dealer will purchase common stock as a principal, and may then resell that common stock at varying prices to be determined by the dealer.

     We may enter into agreements to provide indemnification and contribution to underwriters, dealers and agents who participate in a distribution of common stock against certain civil liabilities, including liabilities under the Securities Act, and to reimburse those underwriters, dealers and agents for certain expenses.

     If we so indicate in the applicable prospectus supplement, we will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase offered common stock from us, at the public offering price set forth in the applicable prospectus supplement, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of offers.

     Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

DISTRIBUTION BY SELLING SHAREHOLDERS

     Selling shareholders may distribute common stock from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market, in the over-the-counter market, in transactions otherwise than on the Nasdaq National Market or in the over-the-counter market or in a combination of any of these transactions. Selling shareholders may sell common stock at market prices

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prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may from time to time offer their common stock through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling shareholders and/or the purchasers of the common stock for whom they act as agent. From time to time the selling shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of Cal Dive, or derivatives thereof, and may sell and deliver their shares in connection therewith. In addition, the selling shareholders may from time to time sell their common stock in transactions permitted by Rule 144 under the Securities Act.

     As of the date of this prospectus, we have engaged no underwriter, broker, dealer or agent in connection with any distribution of common stock pursuant to this prospectus by the selling shareholders. To the extent required, the amount of common stock to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling shareholders from the sale of their common stock offered hereby will be the sale price of those shares, less any commissions, if any, and other expenses of issuance and distribution not borne by us.

     The selling shareholders and any brokers, dealers, agents or underwriters that participate with the selling shareholders in a distribution of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The applicable prospectus supplement will set forth the extent to which we will have agreed to bear fees and expenses of the selling shareholders in connection with the registration of the common stock being offered hereby by them. We may, if so indicated in the applicable prospectus supplement, agree to indemnify selling shareholders against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Unless otherwise specified in a prospectus supplement, certain legal matters with respect to the validity of the common stock will be passed upon for Cal Dive by our Senior Vice President and General Counsel, Andrew C. Becher, and certain other legal matters will be passed upon for Cal Dive by Fulbright & Jaworski L.L.P., Houston, Texas. As of August 30, 2000, lawyers at Fulbright & Jaworski L.L.P. working on this offering owned 1,000 shares of our common stock. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The estimated reserve evaluations and related calculations of Miller and Lents, Ltd. incorporated by reference in this prospectus and elsewhere in this registration statement have been included herein and therein in reliance upon the authority of said firm as an expert in petroleum engineering.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may inspect those reports, proxy statements and other information at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of those materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. Our common stock is listed on the Nasdaq National Market. Reports, proxy and information statements and other information concerning CDI can also be inspected at the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the SEC a registration statement on Form S-3 covering the common stock offered by this prospectus. This prospectus is only a part of the registration statement and does not contain all of the information in the registration statement. For further information on us and the common stock being offered, please review the registration statement and the exhibits that are filed with it, as the same may be amended or supplemented from time to time. Statements made in this prospectus that describe documents may not necessarily be complete. We recommend that you review the documents that we have filed with the registration statement to obtain a more complete understanding of those documents.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us.

     The following documents that we have filed with the SEC (File No. 0-22739) are incorporated by reference into this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999; and

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000.

     All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060, Attention: Secretary (telephone number: (281) 618-0400).

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